Exhibit 99.1

Assured Guaranty Corp.

Consolidated Financial Statements

December 31, 2008, 2007 and 2006

Assured Guaranty Corp.

Index to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Comprehensive Income	3

Consolidated Statements of Shareholder’s Equity	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6-63

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Assured Guaranty Corp.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholder’s equity and of cash flows present fairly, in all material respects, the financial position of Assured Guaranty Corp. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

February 25, 2009

Assured Guaranty Corp.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except per share and share amounts)

	As of December 31,
	2008	2007
Assets
Fixed maturity securities, at fair value (amortized cost: $1,521,994 in 2008 and $1,270,392 in 2007)	$1,511,329	$1,311,278
Short-term investments, at cost which approximates fair value	109,986	44,040
Total investments	1,621,315	1,355,318
Cash and cash equivalents	7,823	1,785
Accrued investment income	20,205	16,586
Deferred acquisition costs	78,989	78,910
Prepaid reinsurance premiums	206,453	97,311
Reinsurance recoverable on ceded losses	22,014	20,478
Premiums receivable	12,445	14,977
Goodwill	85,417	85,417
Credit derivative assets	139,494	4,552
Deferred tax asset	110,336	132,622
Current income taxes receivable	17,382	—
Salvage recoverable	70,884	6,243
Committed capital securities, at fair value	51,062	8,316
Other assets	10,651	9,496

Total assets	$2,454,470	$1,832,011

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$707,957	$346,756
Reserves for losses and loss adjustment expenses	133,710	70,411
Profit commissions payable	3,971	3,628
Reinsurance balances payable	23,725	12,902
Current income taxes payable	—	2,134
Funds held by Company under reinsurance contracts	5,493	5,300
Credit derivative liabilities	481,040	473,862
Other liabilities	52,548	49,823

Total liabilities	1,408,444	964,816

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2008 and 2007)	—	—
Common stock ($720 par value, 500,000 shares authorized; 20,834 issued and outstanding in 2008 and 2007)	15,000	15,000
Additional paid-in capital	480,375	380,359
Retained earnings	561,598	443,292
Accumulated other comprehensive (loss) income	(10,947)	28,544

Total shareholder’s equity	1,046,026	867,195

Total liabilities and shareholder’s equity	$2,454,470	$1,832,011

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Operations and Comprehensive Income

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2008	2007	2006
Revenues
Gross written premiums	$486,569	$175,984	$140,485
Ceded premiums	(140,657)	(52,430)	(61,239)
Net written premiums	345,912	123,554	79,246
Increase in net unearned premium reserves	(253,914)	(64,837)	(22,465)
Net earned premiums	91,998	58,717	56,781
Net investment income	73,167	63,150	55,320
Net realized investment losses	(14,661)	(478)	(1,175)
Change in fair value of credit derivatives
Realized gains and other settlements on credit derivatives	87,908	53,762	42,731
Unrealized gains (losses) on credit derivatives	126,027	(516,357)	5,186
Net change in fair value of credit derivatives	213,935	(462,595)	47,917
Other income	43,394	8,800	393

Total revenues	407,833	(332,406)	159,236

Expenses
Loss and loss adjustment expenses (recoveries)	149,479	(15,375)	8,143
Profit commission expense	407	112	(416)
Acquisition costs	18,567	14,441	18,764
Other operating expenses	48,803	46,712	38,585
Interest expense	—	111	—
Other expense	5,734	2,623	2,547

Total expenses	222,990	48,624	67,623

Income (loss) before provision (benefit) for income taxes	184,843	(381,030)	91,613
Provision (benefit) for income taxes
Current	6,787	26,036	16,094
Deferred	43,228	(172,213)	4,810
Total provision (benefit) for income taxes	50,015	(146,177)	20,904

Net income (loss)	134,828	(234,853)	70,709
Other comprehensive (loss) income, net of taxes
Unrealized holding losses on fixed maturity securities arising during the year	(43,039)	(1,345)	(2,779)
Reclassification adjustment for realized losses included in net income (loss)	9,530	311	764
Change in net unrealized losses on fixed maturity securities	(33,509)	(1,034)	(2,015)
Change in cumulative translation adjustment	(5,982)	186	2,384

Other comprehensive (loss) income, net of taxes	(39,491)	(848)	369

Comprehensive income (loss)	$95,337	$(235,701)	$71,078

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Shareholder’s Equity

For the years December 31, 2008, 2007 and 2006

(in thousands of U.S. dollars)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Unearned Stock Grant Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Equity
Balance, December 31, 2005	$—	$15,000	$380,006	$(6,446)	$635,849	$29,023	$1,053,432
Net income	—	—	—	—	70,709	—	70,709
Dividends	—	—	—	—	(13,798)	—	(13,798)
Tax benefit for stock options exercised	—	—	170	—	—	—	170
Reclassification due to adoption of FAS 123R	—	—	—	6,446	—	—	6,446
Change in cumulative translation adjustment	—	—	—	—	—	2,384	2,384
Unrealized loss on fixed maturity securities, net of tax of $(968)	—	—	—	—	—	(2,015)	(2,015)
Balance, December 31, 2006	$—	$15,000	$380,176	$—	$692,760	$29,392	$1,117,328
Cumulative effect of FIN 48 adoptions	—	—	—	—	(2,490)	—	(2,490)
Net loss	—	—	—	—	(234,853)	—	(234,853)
Dividends	—	—	—	—	(12,125)	—	(12,125)
Tax benefit for stock options exercised	—	—	183	—	—	—	183
Change in cumulative translation adjustment	—	—	—	—	—	186	186
Unrealized loss on fixed maturity securities, net of tax of $(675)	—	—	—	—	—	(1,034)	(1,034)
Balance, December 31, 2007	$—	$15,000	$380,359	$—	$443,292	$28,544	$867,195
Net income	—	—	—	—	134,828	—	134,828
Dividends	—	—	—	—	(16,522)	—	(16,522)
Capital contribution	—	—	100,000	—	—	—	100,000
Tax benefit for stock options exercised	—	—	16	—	—	—	16
Change in cumulative translation adjustment	—	—	—	—	—	(5,982)	(5,982)
Unrealized loss on fixed maturity securities, net of tax of $(18,042)	—	—	—	—	—	(33,509)	(33,509)
Balance, December 31, 2008	$—	$15,000	$480,375	$—	$561,598	$(10,947)	$1,046,026

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	For the Years Ended December 31,
	2008	2007	2006
Operating activities
Net income (loss)	$134,828	$(234,853)	$70,709
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:
Non-cash operating expenses	10,344	11,938	9,447
Net amortization of premium on fixed maturity securities	1,997	1,327	3,182
Provision (benefit) for deferred income taxes	43,228	(172,213)	4,810
Net realized investment losses	14,661	478	1,175
Unrealized (gains) losses on credit derivatives	(126,027)	516,357	(5,186)
Fair value gain on committed capital securities	(42,746)	(8,316)	—
Change in deferred acquisition costs	(79)	(8,603)	3,498
Change in accrued investment income	(3,619)	(1,486)	(1,441)
Change in premiums receivable	2,532	(7,349)	(3,513)
Change in prepaid reinsurance premiums	(109,142)	(25,209)	(45,719)
Change in unearned premium reserves	361,201	90,046	68,491
Change in reserves for losses and loss adjustment expenses, net	7,945	(12,720)	20,698
Change in profit commissions payable	343	(55)	(554)
Change in funds held by Company under reinsurance contracts	193	(237)	2,281
Change in current income taxes	(19,500)	(10,854)	8,876
Tax benefit for stock options exercised	(16)	(183)	(170)
Other changes in credit derivatives assets and liabilities, net	(1,737)	(6,042)	687
Other	3,359	(11,647)	25,151
Net cash flows provided by operating activities	277,765	120,379	162,422

Investing activities
Fixed maturity securities:
Purchases	(495,798)	(373,699)	(508,381)
Sales	207,167	256,066	341,348
Maturities	—	6,180	7,064
(Purchases) sales of short-term investments, net	(65,845)	3,284	11,542
Net cash flows used in investing activities	(354,476)	(108,169)	(148,427)

Financing activities
Capital contribution	100,000	—	—
Dividends paid	(16,522)	(12,125)	(13,794)
Tax benefit for stock options exercised	16	183	170
Net cash flows provided by (used in) financing activities	83,494	(11,942)	(13,624)
Effect of exchange rate changes	(745)	59	136
Increase in cash and cash equivalents	6,038	327	507
Cash and cash equivalents at beginning of year	1,785	1,458	951
Cash and cash equivalents at end of year	$7,823	$1,785	$1,458

Supplementary cash flow information
Income taxes paid	$23,336	$36,922	$4,467
Interest paid	$—	$111	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

1.                            Organization and Business

Assured Guaranty Corp. (the “Company” or “AGC”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.

The Company owns 100% of Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom. In December 2006, Assured Value Insurance Company (“AVIC”), a Maryland domiciled insurance company and former subsidiary of the Company, merged into Assured Guaranty Corp.

On April 28, 2004, subsidiaries of ACE Limited (“ACE”), a holding company incorporated with limited liability under Cayman Islands Companies Law, completed an initial public offering (“IPO”) of 49,000,000 of their 75,000,000 common shares of their wholly-owned subsidiary and parent of the Company, Assured Guaranty Ltd. (“Assured Guaranty”).  Assured Guaranty’s common shares are traded on the New York Stock Exchange under the symbol “AGO”.  This offering raised approximately $840.1 million in net proceeds, all of which went to the selling shareholders.

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

Certain of the Company’s financial guaranty insurance contracts include derivatives. A derivative is a financial instrument whose characteristics and value depend upon the characteristics and value of an underlying security. Derivatives are discussed in more detail in Note 4.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 21.

On April 8, 2008, investment funds managed by WL Ross & Co. LLC (“WL Ross”) purchased 10,651,896 shares of Assured Guaranty Ltd.’s common equity at a price of $23.47 per share, resulting in proceeds to Assured Guaranty Ltd. of $250.0 million. Assured Guaranty Ltd. contributed $150.0 million of these proceeds to its Bermuda domiciled reinsurance subsidiary, Assured Guaranty Re Ltd. (“AG Re”). Assured Guaranty Ltd. then contributed $100.0 million of these proceeds to its subsidiary, Assured Guaranty US Holdings Inc., which in turn contributed the same amount to the Company.  In addition, Wilbur L. Ross, Jr., President and Chief Executive Officer of WL Ross, was appointed to the Board of Directors of Assured Guaranty Ltd. to serve a term expiring at Assured Guaranty Ltd.’s 2009 annual general meeting of shareholders. Mr. Ross’s appointment became effective immediately following the Assured Guaranty Ltd.’s 2008 annual general meeting of shareholders, which was held on May 8, 2008. WL Ross has a remaining commitment through April 8, 2009 to purchase up to $750.0 million of Assured Guaranty Ltd.’s common equity, at Assured Guaranty Ltd.’s option, subject to the terms and conditions of the investment agreement with Assured Guaranty Ltd. dated February 28, 2008. In accordance with the investment agreement, Assured Guaranty Ltd. may exercise this option in one or more drawdowns, subject to a minimum drawdown of $50 million, provided that the purchase price per common share for the subsequent shares is not greater than $27.57 or less than $19.37.  The purchase price per common share for such shares will be equal to 97% of the volume weighted average price of a common share on the NYSE for the 15 NYSE trading days prior to the applicable drawdown notice. As of December 31, 2008, and as of the date of this filing, the purchase price per common share is outside of this range and therefore Assured Guaranty Ltd. may not, at this time, exercise its option for WL Ross to purchase additional shares.

On September 16, 2008, Assured Guaranty Ltd. agreed to waive the standstill provisions of the investment agreement to permit investment funds managed by WL Ross (the “WLR Funds”) to purchase up to 5,000,000 additional common shares of Assured Guaranty Ltd. in open market transactions from time to time. The timing and amount of any such purchases are in the sole discretion of WL Ross and they are not obligated to purchase any such shares. The additional shares purchased by the WLR  Funds, if any, will be purchased from current shareholders and therefore will not result in an increase in shareholders’ equity at Assured Guaranty Ltd. or its subsidiaries. If all 5,000,000 additional shares were purchased, the WLR Funds would beneficially own 17,166,396 shares or approximately 18.9% of Assured Guaranty Ltd.’s outstanding common shares based on shares outstanding as of December 31, 2008. As of the date of this filing, Assured Guaranty Ltd. has not been notified that WLR Funds purchased any additional shares of Assured Guaranty Ltd.

The Company’s subsidiaries have been assigned the following insurance financial strength ratings:

	Moody’s	S&P	Fitch
Assured Guaranty Corp.	Aa2(Excellent)	AAA(Extremely Strong)	AAA(Extremely Strong)
Assured Guaranty (UK) Ltd	Aa2(Excellent)	AAA(Extremely Strong)	AAA(Extremely Strong)

On November 21, 2008, Moody’s downgraded the insurance financial strength ratings of AGC and its wholly owned subsidiary, AGUK, to Aa2 from Aaa. As of the date of this filing, the Company’s rating outlook is categorized as stable from Moody’s,  Standard & Poor’s Rating Service, a division of McGraw-Hill Companies, Inc. (“S&P”) and Fitch Ratings (“Fitch”).

2.                            Significant Accounting Policies

Basis of Presentation

Certain items in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. (See Notes 4 and 11 for discussion of significant estimates of derivatives and losses.)

The volatility and disruption in the global financial markets have reached unprecedented levels. The availability and cost of credit has been materially affected. These factors, combined with volatile oil prices, depressed home prices and increasing foreclosures, falling equity market values, declining business and consumer confidence and the risks of increased inflation and unemployment, have precipitated an economic slowdown and fears of a severe recession. These conditions may adversely affect our profitability, financial position, investment portfolio, cash flow, statutory capital, financial strength ratings and Assured Guaranty’s stock price. Additionally, future legislative, regulatory or judicial changes in the jurisdictions regulating our Company may adversely affect our ability to pursue our current mix of business, materially impacting our financial results.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, AG (UK), after elimination of inter-company accounts and transactions.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Effective with the quarter ended March 31, 2008, the Company reclassified the revenues, expenses and balance sheet items associated with financial guaranty contracts that the Company’s financial guaranty subsidiaries write in the form of credit default swap (“CDS”) contracts.  The reclassification does not change the Company’s net income (loss) or shareholders’ equity.  This reclassification is being adopted by the Company after agreement with member companies of the Association of Financial Guaranty Insurers in consultation with the staffs of the Office of the Chief Accountant and the Division of Corporate Finance of the Securities and Exchange Commission.  The

reclassification is being implemented in order to increase comparability of the Company’s financial statements with other financial guaranty companies that have CDS contracts.

In general, the Company structures credit derivative transactions such that circumstances giving rise to our obligation to make payments is similar to that for financial guaranty policies and generally occurs as losses are realized on the underlying reference obligation. Nonetheless, credit derivative transactions are governed by International Swaps and Derivatives Association, Inc. (“ISDA”) documentation and operates differently from financial guaranty insurance policies. Under GAAP CDS contracts are subject to derivative accounting rules and financial guaranty policies are subject to insurance accounting rules.

In the accompanying consolidated statements of operations and comprehensive income, the Company has reclassified previously reported CDS revenues from “net earned premiums” to “realized gains and other settlements on credit derivatives.”  Loss and loss adjustment expenses and recoveries that were previously included in “loss and loss adjustment expenses (recoveries)” have been reclassified to “realized gains and other settlements on credit derivatives,” as well.  Portfolio and case loss and loss adjustment expenses have been reclassified from “loss and loss adjustment expenses (recoveries)” and are included in “unrealized gains (losses) on credit derivatives,” which previously included only unrealized mark to market gains or losses on the Company’s contracts written in CDS form.  In the consolidated balance sheet, the Company reclassified all CDS-related balances previously included in “unearned premium reserves,” “reserves for losses and loss adjustment expenses,” “prepaid reinsurance premiums,” “premiums receivable” and “reinsurance balances payable” to either “credit derivative liabilities” or “credit derivative assets,” depending on the net position of the CDS contract at each balance sheet date.

The effects of these reclassifications on the Company’s consolidated balance sheet as of December 31, 2007 and related consolidated statements of operations and comprehensive income and cash flows for the years ended December 31, 2007 and 2006 are as follows (dollars in thousands):

	As of December 31, 2007
	As previously reported	As reclassified

ASSETS:
Prepaid reinsurance premiums	$101,758	$97,311
Reinsurance recoverable on ceded losses	21,137	20,478
Premiums receivable	48,217	14,977
Unrealized gains on derivative financial instruments(1)	14,969	—
Credit derivative assets	—	4,552
Committed capital securities, at fair value(1)	—	8,316
Total assets	1,872,458	1,832,011

LIABILITIES AND SHAREHOLDER’S EQUITY:
Unearned premium reserves	$363,921	$346,756
Reserves for losses and loss adjustment expenses	74,472	70,411
Reinsurance balances payable	17,100	12,902
Unrealized losses on derivative financial instruments	488,885	—
Credit derivative liabilities	—	473,862
Total liabilities	1,005,263	964,816
Total shareholder’s equity	867,195	867,195
Total liabilities and shareholder’s equity	1,872,458	1,832,011

(1)                               A fair value gain of $8.3 million related to the Company’s committed capital securities, which was included in “Unrealized gains on derivative financial instruments” at December 31, 2007 has been reclassified to “Committed capital securities, at fair value” to conform with the 2008 presentation.

	Year Ended December 31, 2007		Year Ended December 31, 2006
	As previously reported	As reclassified	As previously reported	As reclassified

Gross written premiums	$246,788	$175,984	$190,558	$140,485
Ceded premiums	(69,190)	(52,430)	(69,938)	(61,239)
Net written premiums	177,598	123,554	120,620	79,246
Increase in net unearned premium reserves	(69,238)	(64,837)	(23,466)	(22,465)
Net earned premiums	108,360	58,717	97,154	56,781
Realized gains and other settlements on credit derivatives	—	53,762	—	42,731
Unrealized (losses) gains on derivative financial instruments(1)	(506,835)	—	4,105	—
Unrealized (losses) gains on credit derivatives	—	(516,357)	—	5,186
Other income(1)	484	8,800	393	393
Loss and loss adjustment expenses (recoveries)	(14,163)	(15,375)	6,849	8,143
Acquisition costs	10,316	14,441	16,619	18,764
Net (loss) income	(234,853)	(234,853)	70,709	70,709

(1)                               A fair value gain of $8.3 million related to the Company’s committed capital securities, which was included in “Unrealized (losses) gains on derivative financial instruments” for the year ended December 31, 2007 has been reclassified to “Other income” to conform with the 2008 presentation.

	Year Ended December 31, 2007		Year Ended December 31, 2006
	As previously reported	As reclassified	As previously reported	As reclassified

CASH FLOWS FROM OPERATING ACTIVITIES:
Change in unrealized losses (gains) on derivative financial instruments(1)	$506,835	$—	$(4,105)	$—
Fair value gain on committed capital securities (1)	—	(8,316)	—	—
Unrealized losses (gains) on credit derivatives	—	516,357	—	(5,186)
Change in premiums receivable	(18,512)	(7,349)	(6,011)	(3,513)
Change in prepaid reinsurance premiums	(27,883)	(25,209)	(46,592)	(45,719)
Change in unearned premium reserves	97,121	90,046	70,365	68,491
Change in reserves for losses and loss adjustment expenses, net	(10,794)	(12,720)	21,801	20,698
Other changes in credit derivative assets and liabilities, net	—	(6,042)	—	687
Net cash provided by operating activities	120,379	120,379	162,422	162,422

(1)                               A fair value gain of $8.3 million related to the Company’s committed capital securities, which was included in “Change in unrealized (losses) gains on derivative financial instruments” for the year ended December 31, 2007 has been reclassified to “Fair value gain on committed capital securities” to conform with the 2008 presentation.

These adjustments had no impact on net income (loss), comprehensive income (loss), cash flows or total shareholder’s equity.

Premium Revenue Recognition

Premiums are received either upfront or in installments.  Upfront premiums are earned in proportion to the expiration of the amount at risk.  Each installment premium is earned ratably over its installment period, generally one year or less.  Premium earnings under both the upfront and installment revenue recognition methods are based upon and are in proportion to the principal amount guaranteed and therefore result in higher premium earnings during periods where guaranteed principal is higher. For insured bonds for which the par value outstanding is declining during the insurance period, upfront premium earnings are greater in the earlier periods thus matching revenue recognition with the underlying risk.  The premiums are allocated in accordance with the principal amortization schedule of the related bond issue and are earned ratably over the amortization period.  When an insured issue is retired early, is called by the issuer, or is in substance paid in advance through a refunding accomplished by placing U.S. Government securities in escrow, the remaining unearned premium reserves are earned at that time.  Unearned premium reserves represent the portion of premiums written that is applicable to the unexpired amount at risk of insured bonds.

In the Company’s reinsurance businesses, the Company estimates the ultimate written and earned premiums to be received from a ceding company at the end of each quarter and the end of each year because some of the Company’s ceding companies report premium data anywhere from 30 to 90 days after the end of the relevant period. Written premiums reported in the Company’s statement of operations are based upon reports received from ceding companies supplemented by the Company’s own estimates of premium for which ceding company reports have not yet been received.  Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

Investments

The Company accounts for its investments in fixed maturity securities in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”).  Management determines the appropriate classification of securities at the time of purchase.  As of December 31, 2008 and 2007, all investments in fixed maturity securities were designated as available-for-sale and are carried at fair value with a corresponding adjustment to accumulated other comprehensive income.  The fair values of all the Company’s investments are calculated from independent market valuations. The fair values of the Company’s U.S. Treasury securities are primarily determined based upon broker dealer quotes obtained from several independent active market makers.  The fair values of the Company’s portfolio other than U.S. Treasury securities are determined primarily using matrix-pricing models.  The matrix-pricing models incorporate factors such as tranche type, collateral coupons, average life, payment speeds, and spreads, in order to calculate the fair values of specific securities owned by the Company.

The amortized cost of fixed maturity securities is adjusted for amortization of premiums and accretion of discounts computed using the effective interest method.  That amortization or accretion is included in net investment income.  For mortgage-backed securities, and any other holdings for which there is prepayment risk, prepayment assumptions are evaluated and revised as necessary.  Any necessary adjustments required due to the resulting change in effective yields and maturities are recognized in current income.

Realized gains and losses on sales of investments are determined using the specific identification method.  Unrealized gains and losses on investments, net of applicable deferred income taxes, are included in accumulated other comprehensive income in shareholder’s equity.  The Company has a formal review process for all securities in its investment portfolio, including a review for impairment losses.  Factors considered when assessing impairment include:

•                a decline in the market value of a security by 20% or more below amortized cost for a continuous period of at least six months;

•                a decline in the market value of a security for a continuous period of 12 months;

•                recent credit downgrades of the applicable security or the issuer by rating agencies;

•                the financial condition of the applicable issuer;

•                whether scheduled interest payments are past due; and

•                whether the Company has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

If the Company believes a decline in the value of a particular investment is temporary, the decline is recorded as an unrealized loss on the balance sheet in “accumulated other comprehensive income” in shareholder’s equity.  If the Company believes the decline is “other than temporary,” the Company will write down the carrying value of the investment and record a realized loss in its consolidated statements of operations and comprehensive income.  In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income in future periods based upon the amount and timing of expected future cash flows of the security, if the recoverable value of the investment based upon those cash flows is greater than the carrying value of the investment after the impairment.

The Company’s assessment of a decline in value includes management’s current assessment of the factors noted above.  The Company also seeks advice from its outside investment managers. If that assessment changes in the future, the Company may ultimately record a loss after having originally concluded that the decline in value was temporary.

As part of its other than temporary impairment review process, management considers the nature of the investment, the cause for the impairment (interest or credit related), the severity (both as a percentage of book value and absolute dollars) and duration of the impairment, the severity of the impairment regardless of duration, and any other available evidence, such as discussions with investment advisors, volatility of the securities fair value and recent news reports when performing its assessment.

Short-term investments are recorded at cost, which approximates fair value.  Short-term investments are those with original maturities of greater than three months but less than one year from date of purchase.

Cash and Cash Equivalents

The Company classifies demand deposits as cash.  Cash equivalents are short-term, highly liquid investments with original maturities of three months or less.

Deferred Acquisition Costs

Acquisition costs incurred, other than those associated with credit derivative products, that vary with and are directly related to the production of new business are deferred and amortized in relation to earned premiums.  These costs include direct and indirect expenses such as ceding commissions, brokerage expenses and the cost of underwriting and marketing personnel.  Management uses its judgment in determining what types of costs should be deferred, as well what percentage of these costs should be deferred.  The Company annually conducts a study to determine which operating costs vary with, and are directly related to, the acquisition of new business and qualify for deferral.  Ceding commissions received on premiums the Company cedes to other reinsurers reduce acquisition costs.  Anticipated losses, loss adjustment expenses and the remaining costs of servicing the insured or reinsured business are considered in determining the recoverability of acquisition costs.  Acquisition costs associated with credit derivative products are expensed as incurred. When an insured issue is retired early,  as discussed above in the Premium Revenue Recognition section, the remaining related deferred acquisition cost is expensed at that time.

Reserves for Losses and Loss Adjustment Expenses

Reserves for losses and loss adjustment expenses for non-derivative transactions in the Company’s financial guaranty direct and financial guaranty assumed reinsurance business include case reserves and portfolio reserves. See Note 4. Credit Derivatives, for more information on the Company’s derivative transactions. Case reserves are established when there is significant credit deterioration on specific insured obligations and the obligations are in default or default is probable, not necessarily upon non-payment of principal or interest by an insured. Case reserves represent the present value of expected future loss payments and loss adjustment expenses (“LAE”), net of estimated recoveries, but before considering ceded reinsurance. This reserving method is different from case reserves established by traditional property and casualty insurance companies, which establish case reserves upon notification of a claim and establish incurred but not reported (“IBNR”) reserves for the difference between actuarially estimated ultimate losses and recorded case reserves.  Financial guaranty insurance and assumed reinsurance case reserves and related salvage and subrogation, if any, are discounted at the taxable equivalent yield on the Company’s investment portfolio, which is approximately 6%, in all periods presented.  When the Company becomes entitled to the underlying collateral of an insured credit under salvage and subrogation rights as a result of a claim payment, it reduces the corresponding loss reserve for a particular financial guaranty insurance policy for the estimated salvage and subrogation, in accordance with FAS No. 60, “Accounting and Reporting by Insurance Enterprises”.  If the expected salvage and subrogation exceeds the estimated loss reserve for a policy, such amounts are recorded as a salvage recoverable asset in the Company’s balance sheets.

The Company records portfolio reserves in its financial guaranty direct and financial guaranty assumed reinsurance business. Portfolio reserves are established with respect to the portion of the Company’s business for which case reserves have not been established.

Portfolio reserves are not established based on a specific event, rather they are calculated by aggregating the portfolio reserve calculated for each individual transaction.  Individual transaction reserves are calculated on a quarterly basis by multiplying the par in-force by the product of the ultimate loss and earning factors without regard to discounting.  The ultimate loss factor is defined as the frequency of loss multiplied by the severity of loss, where the frequency is defined as the probability of default for each individual issue.  The earning factor is inception to date earned premium divided by the estimated ultimate written premium for each transaction.  The probability of default is estimated from rating agency data and is based on the transaction’s credit rating, industry sector and time until maturity.  The severity is defined as the complement of recovery/salvage rates gathered by the rating agencies of defaulting issues and is based on the industry sector.

Portfolio reserves are recorded gross of reinsurance. The Company has not ceded any amounts under these reinsurance contracts, as the Company’s recorded portfolio reserves have not exceeded the Company’s contractual retentions, required by said contracts.

The Company records an incurred loss that is reflected in the statement of operations upon the establishment of portfolio reserves. When the Company initially records a case reserve, the Company reclassifies the corresponding portfolio reserve already recorded for that credit within the balance sheet.  The difference between the initially recorded case reserve and the reclassified portfolio reserve is recorded as a charge in the Company’s statement of operations.    Any subsequent change in portfolio reserves or the initial case reserves are recorded quarterly as a charge or credit in the Company’s statement of operations in the period such estimates change.   Due to the inherent uncertainties of estimating loss and LAE reserves, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The Company also records IBNR reserves for its other segment.  IBNR is an estimate of losses for which the insured event has occurred but the claim has not yet been reported to the Company. In establishing IBNR, the Company uses traditional actuarial methods to estimate the reporting lag of such claims based on historical experience, claim reviews and information reported by ceding companies. The other segment represents lines of business that the Company exited or sold prior to the IPO.

FAS No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”) is the authoritative guidance for an insurance enterprise. FAS 60 prescribes differing reserving methodologies depending on whether a contract fits within its definition of a short-duration contract or a long-duration contract.  Financial guaranty contracts have elements of long-duration insurance contracts in that they are irrevocable and extend over a period that may exceed 30 years or more, but for regulatory purposes are reported as property and liability insurance, which are normally considered short-duration contracts.  The short-duration and long-duration classifications have different methods of accounting for premium revenue and contract liability recognition.  Additionally, the accounting for deferred acquisition costs (“DAC”) could be different under the two methods.

The Company believes the guidance of FAS 60 does not expressly address the distinctive characteristics of financial guaranty insurance, so the Company also applies the analogous guidance of Emerging Issues Task Force (“EITF”) Issue No. 85-20, “Recognition of Fees for Guaranteeing a Loan” (“EITF 85-20”), which provides guidance relating to the recognition of fees for guaranteeing a loan, which has similarities to financial guaranty insurance contracts. Under the guidance in EITF 85-20, the guarantor should assess the probability of loss on an ongoing basis to determine if a liability should be recognized under FAS No. 5, “Accounting for Contingencies” (“FAS 5”).  FAS 5 requires that a loss be recognized where it is probable that one or more future events will occur confirming that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated.

The Company is aware that there are certain differences regarding the measurement of portfolio loss liabilities among companies in the financial guaranty industry.   In January and February 2005, the Securities and Exchange Commission (“SEC”) staff had discussions concerning these differences with a number of industry participants.  Based on those discussions, in June 2005, the FASB staff decided additional guidance is necessary regarding financial guaranty contracts.  In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An Interpretation of FASB Statement No. 60” (“FAS 163”). See Note 3 for more information.

Profit Commissions

Under the terms of certain of the Company’s reinsurance contracts, the Company is obligated to pay the ceding company at predetermined future dates a contingent commission based upon a specified percentage of the net underwriting profits. The Company’s liability for the present value of expected future payments is shown on the balance sheet under the caption, “Profit commissions payable”. There was no unamortized discount on this liability as of December 31, 2008 and 2007.

Reinsurance

In the ordinary course of business, the Company assumes and retrocedes business with other insurance and reinsurance companies.  These agreements provide greater diversification of business and may minimize the net potential loss from large risks.  Retrocessional contracts do not relieve the Company of its obligation to the reinsured.  Reinsurance recoverable on ceded losses includes balances due from reinsurance companies for paid and unpaid losses and LAE that will be recovered from reinsurers, based on contracts in force, and is presented net of any provision for estimated uncollectible reinsurance.  Any change in the provision for uncollectible reinsurance is included in loss and loss adjustment expenses.  Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers relating to the unexpired terms of the reinsurance contracts in force.

Certain of the Company’s assumed and ceded reinsurance contracts are funds held arrangements.  In a funds held arrangement, the ceding company retains the premiums instead of paying them to the reinsurer and losses are offset against these funds in an experience account.  Because the reinsurer is not in receipt of the funds, the reinsurer earns interest on the experience account balance at a predetermined credited rate of interest.  The Company generally earns interest at fixed rates of between 4% and 6% on its assumed funds held arrangements and generally pays interest at fixed rates of between 4% and 6% on its ceded funds held arrangements.  The interest earned or credited on funds held arrangements is included in net investment income.  In addition, interest on funds held arrangements will continue to be earned or credited until the experience account is fully depleted, which can extend many years beyond the expiration of the coverage period.

Goodwill

In connection with FAS No. 142, “Goodwill and Other Intangible Assets”, the Company does not amortize goodwill, but instead is required to perform an impairment test annually or more frequently should circumstances warrant.  The impairment test evaluates goodwill for recoverability by comparing the fair value of the Company’s direct and reinsurance lines of business to their carrying value.  If fair value is greater than carrying value then goodwill is deemed to be recoverable and there is no impairment.  If fair value is less than carrying value then goodwill is deemed to be impaired and written down an amount such that the fair value of the reporting unit is equal to the carrying value, but not less than $0.  No such impairment to goodwill was recognized in the years ended December 31, 2008, 2007 or 2006.

As part of the impairment test of goodwill, there are inherent assumptions and estimates used by management in developing discounted future cash flows related to our direct and reinsurance lines of business that are subject to change based on future events.  Management’s estimates include projecting earned premium, incurred losses, expenses, interest rates, cost of capital and tax rates. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change in future periods. These changes can result in future impairments.

The Company has concluded that it is reasonably likely that the goodwill associated with our reinsurance line of business could become impaired in future periods if the volume of new business in the financial guaranty reinsurance market does not return to historical levels experienced prior to 2008 or if the Company is not able to continue to execute portfolio based reinsurance contracts on blocks of business for other financial guarantors in financial distress.  Also, the pending acquisition of Financial Security Assurance Holdings Ltd. (“FSAH”) by Assured Guaranty Ltd. may cause a triggering event that will cause management to reassess its goodwill amounts related to its reinsurance line of business.  See Note 20. Goodwill, for more information.

Income Taxes

Assured Guaranty Corp. is subject to U.S. income tax. In accordance with FAS No. 109, “Accounting for Income Taxes”, deferred income taxes are provided for with respect to the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse.  Such temporary differences relate principally to deferred acquisition costs, reserves for losses and LAE, unearned premium reserves, unrealized gains and losses on investments, unrealized gains and losses on credit derivatives and statutory contingency reserve.

Share-Based Compensation

Prior to January 1, 2006, the Company accounted for its share-based employee compensation plans under the measurement and recognition provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related Interpretations, as permitted by FAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”). In accordance with FAS 123 and FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” (“FAS 148”) the Company disclosed its net income in the notes to consolidated financial statements as if the Company had applied the fair value-based method in measuring compensation expense for its share-based incentive programs.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FAS No. 123 (revised), “Share-Based Payment” (“FAS 123R”) using the modified prospective transition method. Under that transition method, compensation expense includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. See Note 19 for further discussion regarding the methodology utilized in recognizing share-based compensation expense.

Variable Interest Entities and Special Purpose Entities

The Company provides financial guarantees with respect to debt obligations of special purpose entities, including variable interest entities (“VIEs”). The Company’s variable interest exists through this financial guaranty insurance or credit derivative contract. The transaction structure generally provides certain financial protections to the Company. This financial protection can take several forms, the most common are over-collateralization, first loss protection (or subordination) and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by the Company), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the Company. In the case of first loss, the financial guaranty insurance policy only covers a senior layer of losses of multiple obligations issued by special purpose entities, including VIEs. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIEs, generate interest cash flows that are in excess of the interest payments on the debt issued by the special purpose entity. Such excess spread is typically distributed through the transaction’s cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the special purpose entity (thereby creating additional over-collateralization), or distributed to equity or other investors in the transaction.

There are two different accounting frameworks applicable to special purpose entities (“SPE”); the qualifying SPE (“QSPE”) framework under FAS 140; and the VIE framework under Financial Interpretation (“FIN”) 46R “Consolidation of Variable Interest Entities”. The applicable framework depends on the nature of the entity and the Company’s relation to that entity. The QSPE framework is applicable when an entity transfers (sells) financial assets to a SPE meeting certain criteria as defined in FAS 140. These criteria are designed to ensure that the activities of the entity are essentially predetermined in their entirety at the inception of the vehicle; decision making is limited and restricted to certain events, and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparty, as long as the entity does not have the unilateral ability to liquidate or to cause it to no longer meet the QSPE criteria. SPEs meeting all of FAS 140’s criteria for a QSPE are not within the scope of FIN 46 and as such, need not be assessed for consolidation. When the SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R. Under FIN 46R, a VIE is defined as an entity that is not assessed for consolidation by determining which party maintains a controlling financial interest. As such, a VIE (i) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) its equity owners lack the right to make significant decisions affecting the entity’s operations, and (iii) its equity owners do not have an obligation to absorb or the right to receive the entity’s losses or returns. FIN 46R requires a variable interest holder (e.g., an investor in the entity or a financial guarantor) to consolidate that VIE if that holder will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, which variable interests create or absorb variability, related party relationships and the design of the VIE. When qualitative analysis is not conclusive the Company performs a quantitative analysis. To date the results of the qualitative and quantitative analyses have indicated that the Company does not have a majority of the variability resulting any of these VIEs and as a result none of these VIEs are consolidated in the Company’s financial statements.  The Company’s exposure provided through its financial guarantees with respect to debt obligations of special purpose entities is included within net par in force in Note 7. Insurance In Force.

Qualifying Special Purpose Entities:

During 2006, the Company issued a financial guaranty on financial assets that were transferred into a special purpose entity for which the business purpose of that entity was to provide a financial guarantee client with funding for their debt obligation. This entity met the characteristics of a QSPE in accordance with FAS 140. QSPEs are not subject to the requirements of FIN 46R and accordingly are not consolidated in the Company’s financial statements. QSPEs are legal entities that are demonstrably distinct from the Company, and neither the Company, nor its affiliates or its agents can unilaterally dissolve the QSPE. The QSPE’s permitted activities are contractually limited to purchasing assets, issuing notes to fund such purchases, and related administrative services. Pursuant to the terms of the Company’s insurance policy, insurance premiums are paid to the Company by the QSPE and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in the Company’s consolidated statements of operations.

There were no such transactions during 2008 or 2007.

3.         Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, since the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measure. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for the measurement of financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position,(“FSP”) No. 157-2 extended the effective date of FAS 157 for non-financial assets and liabilities for fiscal years beginning after November 15, 2008. The Company adopted FAS 157 for financial assets and liabilities effective January 1, 2008 and will adopt FAS 157 for non-financial assets and liabilities effective January 1, 2009. See Note 5.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in the Statement of Operations and Comprehensive Income. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted FAS 159 effective January 1, 2008.  The Company did not apply the fair value option to any eligible items on the adoption date.

In April 2007, the FASB Staff issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 did not affect the Company’s results of operations or financial position.

In December 2007, the FASB issued FAS No. 141 (revised), “Business Combinations” (“FAS 141R”).  FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  FAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statement to evaluate the nature and financial effects of the business combination.  FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim statements within those fiscal years.   Early adoption is not permitted.  Since FAS 141R applies prospectively to business combinations whose acquisition date is subsequent to the statement’s adoption.

In December 2007, the FASB issued FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51” (“FAS 160”).  FAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary for the deconsolidation of a subsidiary.  FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim statements within those fiscal years.  The Company is currently evaluating the impact, if any, FAS 160 will have on its consolidated financial statements.

In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 establishes the disclosure requirements for derivative instruments and for hedging activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. FAS 161 is not expected to have an impact on the Company’s current results of operations or financial position.

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts” (“FAS 163”). FAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  FAS 163 also clarifies the methodology to be used for financial guaranty premium revenue recognition and claim liability measurement, as well as requiring expanded disclosures about the insurance enterprise’s risk management activities. The provisions of FAS 163 related to premium revenue recognition and claim liability measurement are effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  Earlier application of these provisions is not permitted.  The expanded risk management activity disclosure provisions of FAS 163 were effective for the third quarter of 2008 and are included in Note 11 of the these financial statements.  FAS 163 will be applied to all existing and future financial guaranty insurance contracts written by the Company.  The cumulative effect of initially applying FAS 163 will be recorded as an adjustment to retained earnings as of January 1, 2009.  The Company expects the effect of FAS 163 to be material to premiums receivable and unearned premium reserve on its balance sheet as of January 1, 2009 for the recording of future installment premiums.  The Company is in the process of finalizing the impact of the adoption of FAS 163 on retained earnings for revisions to the Company’s premium revenue recognition and claims liability methodologies.  The Company will disclose the impact of the adoption of FAS 163 in Exhibit 99.1 of Assured Guaranty Ltd.’s 10-Q for the period ended March 31, 2009.

In October 2008, the FASB issued FASB Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP 157-3”).  FSP 157-3 clarified the application of FAS 157, “Fair Value Measurements”, in a market that is not active.  FSP 157-3 was effective when issued.  It did not have an impact on the Company’s current results of operations or financial position.

The FASB adopted FSP FAS 133-1 and FIN 45-4, “Disclosures About Credit Derivatives and Certain Guarantees” and FAS 161, “Disclosures about Derivative Instruments and Hedging Activities” to address concerns that current derivative disclosure requirements did not adequately address the potential adverse effects that these instruments can have on the financial performance and operations of an entity. Companies will be required to provide enhanced disclosures about their derivative activities to enable users to better understand: (1) how and why a company uses derivatives, (2) how it accounts for derivatives and related hedged items, and (3) how derivatives affect its financial statements. These should include the terms of the derivatives, collateral posting requirements and triggers, and other significant provisions that could be detrimental to earnings or liquidity.  Disclosures specific to credit derivatives must be included in the December 31, 2008 financial statements.  Certain other derivative and hedging disclosures must be included in the Company’s March 31, 2009 Form 10-Q.  Management believes that the Company’s current derivatives disclosures are in compliance with the items required by FSP 133-1 and FAS 161.

In December 2008, the FASB adopted FSP FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” to require public entities to provide, among other things, additional disclosures about transfers of financial assets and their involvement with variable interest entities.  FSP FAS 140-4 and FIN 46(R)-8 was effective when issues.  It did not have an impact on the Company’s current results of operations or financial position.

4.         Credit Derivatives

Credit derivatives issued by the Company, principally in the form of insured CDS contracts, have been deemed to meet the definition of a derivative under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”) and FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”).  FAS 133 and FAS 149 require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. FAS 155 requires companies to recognize freestanding or embedded derivatives relating to beneficial interests in securitized financial instruments. This recognition was not required prior to January 1, 2007. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

Realized gains and other settlements on credit derivatives include credit derivative premiums received and receivable for credit protection the Company has sold under its insured CDS as well as any contractual claim losses paid and payable related to insured credit events under these contracts, ceding commissions (expense) income and realized gains or losses related to their early termination.  The Company generally holds credit derivative contracts to maturity.  However, in certain circumstances such as for risk management purposes or as a result of a decision to exit a line of business, the Company may decide to terminate a credit derivative contract prior to maturity.

The following table disaggregates realized gains and other settlements on credit derivatives into its component parts for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands):

	Year Ended December 31,
	2008	2007	2006
Realized gains and other settlements on credit derivatives
Net credit derivative premiums received and receivable	$79,294	$49,643	$40,373
Net credit derivative losses recovered and recoverable (paid and payable)	6	(6)	213
Ceding commissions received/receivable (paid/payable), net	8,608	4,125	2,145

Total realized gains and other settlements on credit derivatives	$87,908	$53,762	$42,731

Unrealized gains (losses) on credit derivatives represent the adjustments for changes in fair value that are recorded in each reporting period, under FAS 133. Changes in unrealized gains and losses on credit derivatives are reflected in the consolidated statements of operations and comprehensive income in unrealized gains (losses) on credit derivatives. Cumulative unrealized losses, determined on a contract by contract basis, are reflected as either net assets or net liabilities in the Company’s balance sheets. Unrealized gains and losses resulting from changes in the fair value of credit derivatives occur because of changes in interest rates, credit spreads, the credit ratings of the referenced entities and the issuing Company’s own credit rating and other market factors. The unrealized gains and losses on credit derivatives will reduce to zero as the exposure approaches its maturity date, unless there is a payment default on the exposure. Changes in the fair value of the Company’s credit derivative contracts do not reflect actual claims or credit losses, and have no impact on the Company’s claims paying resources, rating agency capital or regulatory capital positions.

The Company determines fair value of its credit derivative contracts primarily through modeling that uses various inputs such as credit spreads, based on observable market indices and on recent pricing for similar contracts, and expected contractual life to derive an estimate of the value of our contracts in our principal market (see Note 5). Credit spreads capture the impact of recovery rates and performance of underlying assets, among other factors, on these contracts.  The Company’s pricing model takes into account not only how credit spreads on risks that it assumes affects pricing, but how the Company’s own credit spread affects the pricing of its deals.  If credit spreads of the underlying obligations change, the fair value of the related credit derivative changes. Market liquidity could also impact valuations of the underlying obligations.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structure terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company’s own credit cost based on the price to purchase credit protection on AGC.  During 2008, the Company incurred net pre-tax unrealized gains on credit derivative contracts of $126.0 million.  The 2008 gain includes an amount of $3,237.8 million associated with the change in AGC’s credit spread, which widened substantially from 180 basis points at December 31, 2007 to 1,775 basis points at December 31, 2008. Management believes that the widening of AGC’s credit spread is due to the correlation between AGC’s risk profile and that experienced currently by the broader financial markets and increased demand for credit protection against AGC as the result of its increased business volume.  Offsetting the gain attributable to the significant increase in AGC’s credit spread were declines in fixed income security market prices primarily attributable to widening spreads in certain markets as a result of the continued deterioration in credit markets and some credit rating downgrades, rather than from delinquencies or defaults on securities guaranteed by the Company.  The higher credit spreads in the fixed income security market are due to the recent lack of liquidity in the high yield collateralized debt obligation and collateralized loan obligation markets as well as continuing market concerns over the most recent vintages of subprime residential mortgage backed securities and commercial mortgage backed securities.  The 2007 loss of $516.4 million primarily related to spreads widening and includes no credit losses. For the year ended 2007, approximately 45% of the Company’s unrealized loss on credit derivatives was due to a decline in the market value of high yield and investment grade corporate collateralized loan obligation transactions, with the balance generated by lower market values principally in the residential and commercial mortgage-backed securities markets. The 2006 gain of $5.2 million primarily related to the run-off of transactions and changes in credit spreads.

The total notional amount of credit derivative exposure outstanding as of December 31, 2008 and December 31, 2007 and included in the Company’s financial guaranty exposure was $54.4 billion and $53.0 billion, respectively.

The components of the Company’s unrealized gain (loss) on credit derivatives as of December 31, 2008 are:

Asset Type	Net Par Outstanding (in billions)	Weighted Average Credit Rating(1)	Full Year 2008 Unrealized Gain (Loss) (in millions)
Corporate collateralized loan obligations	$20.4	AAA	$217.8
Commercial mortgage-backed securities	4.6	AAA	63.0
Residential mortgage-backed securities	14.9	AA	40.4
Market value CDOs	3.0	AAA	39.8
Trust Preferred securities	4.9	AA+	7.0
Other	6.7	AA	(242.0)
Total	$54.4	AA+	$126.0

(1)          Based on the Company’s internal rating, which is on a comparable scale to that of the nationally recognized rating agencies.

Corporate collateralized loan obligations, market value CDO’s, and trust preferred securities, which comprise the Company’s pooled corporate exposures, include all U.S. structured finance pooled corporate obligations and international pooled corporate obligations.  Commercial mortgage-backed securities are comprised of commercial U.S. structured finance and commercial international mortgage backed securities.  Residential mortgage-backed securities are comprised of prime and subprime U.S. mortgage-backed and home equity securities, international residential mortgage-backed and international home equity securities.  Other includes all other U.S. and international asset classes, such as commercial receivables, and international infrastructure and pooled infrastructure securities.

The Company’s exposure to pooled corporate obligations is highly diversified in terms of obligors and industries.  Most pooled corporate transactions are structured to limit exposure to any given obligor and industry.  The majority of the Company’s pooled corporate exposure in the direct segment consists of collateralized loan obligations (“CLOs”).  Most of these direct CLOs have an average obligor size of less than 1% and typically restrict the maximum exposure to any one industry to approximately 10%.  The Company’s exposure also benefits from embedded credit enhancement in the transactions which allows a transaction to sustain a certain level of losses in the underlying collateral, further insulating the Company from industry specific concentrations of credit risk on these deals.

The Company’s $6.7 billion exposure to Other CDS contracts is also highly diversified.  It includes $2.4 billion of exposure to four pooled infrastructure deals comprised of diversified pools of international infrastructure project transactions and loans to regulated utilities.  These pools were all structured with underlying credit enhancement sufficient for the Company to attach at super senior AAA levels.  The remaining $4.3 billion of exposure in Other CDS contracts is comprised of numerous deals typically structured with significant underlying credit enhancement and spread across various asset classes, such as commercial receivables, infrastructure, regulated utilities and consumer receivables.  Substantially all of this $6.7 billion of exposure is rated investment grade and the weighted average credit rating is AA.

The unrealized loss of $(242.0) million on Other CDS contracts for the year ended December 31, 2008 is primarily attributable to a change in the call date assumption and widening of spreads for a pooled infrastructure transaction during the Second Quarter 2008, that resulted in a unrealized loss of $(77.2) million, and the ratings downgrades on a wrapped film securitization transaction, where the Company provided credit protection on a transaction insured by another financial guarantor. The ratings downgrade of that other financial guarantor caused the downgrade and credit spread widening of the film securitization transaction that resulted in an unrealized loss of $(89.8) million.

With considerable volatility continuing in the market, unrealized gains (losses) on credit derivatives may fluctuate significantly in future periods

The Company’s exposure to the mortgage industry is discussed in Note 11.

The following table presents additional details about the Company’s unrealized gain on pooled corporate obligation credit derivatives, which includes collateralized loan obligations, market value CDOs and trust preferred securities, by asset type as of December 31, 2008:

Asset Type	Original Subordination(2)	Current Subordination(2)	Net Par Outstanding (in billions)	Weighted Average Credit Rating(1)	Full Year 2008 Unrealized Gain (Loss) (in millions)
High yield corporates	36.2%	32.3%	$17.8	AAA	$211.5
Trust Preferred	46.3%	42.6%	4.9	AA+	7.0
Market value CDOs of corporates	39.2%	26.0%	3.0	AAA	39.8
Investment grade corporates	28.6%	29.9%	1.8	AAA	2.4
Commercial real estate	49.1%	49.1%	0.7	AAA	6.5
CDO of CDOs (corporate)	1.7%	4.9%	0.1	AAA	(2.6)
Total	37.9%	33.5%	$28.3	AAA	$264.6

(1)          Based on the Company’s internal rating, which is on a comparable scale to that of the nationally recognized rating agencies.

(2)          Represents the sum of subordinate tranches and over-collateralization and does not include any benefit from excess interest collections that may be used to absorb losses.

The following table presents additional details about the Company’s unrealized gain on credit derivatives associated with commercial mortgage-backed securities by vintage as of December 31, 2008:

Vintage	Original Subordination(2)	Current Subordination(2)	Net Par Outstanding (in billions)	Weighted Average Credit Rating(1)	Full Year 2008 Unrealized Gain (Loss) (in millions)
2004 and Prior	19.7%	21.4%	$0.2	AAA	$4.1
2005	27.8%	28.9%	2.6	AAA	39.9
2006	27.6%	27.9%	1.5	AAA	16.9
2007	35.8%	35.9%	0.2	AAA	2.0
2008	—	—	—	—	—
Total	27.6%	28.5%	$4.6	AAA	$63.0

The following tables present additional details about the Company’s unrealized gain on credit derivatives associated with residential mortgage-backed securities by vintage and asset type as of December 31, 2008:

Asset Type	Original Subordination(2)	Current Subordination(2)	Net Par Outstanding (in billions)	Weighted Average Credit Rating(1)	Full Year 2008 Unrealized Gain (Loss) (in millions)
Alt-A Loans - RMBS	20.3%	23.3%	$4.4	A+	$(143.0)
Prime First Lien RMBS	10.3%	12.2%	5.9	AAA	25.0
Subprime RMBS	26.9%	54.4%	4.5	AA-	158.4
Total	18.1%	27.5%	$14.9	AA	$40.4

Vintage	Original Subordination(2)	Current Subordination(2)	Net Par Outstanding (in billions)	Weighted Average Credit Rating(1)	Full Year 2008 Unrealized Gain (Loss) (in millions)
2004 and Prior	5.2%	12.9%	$0.4	A+	$(1.6)
2005	24.4%	50.4%	3.7	AA	61.2
2006	16.4%	23.3%	4.2	AA+	106.2
2007	16.4%	18.5%	6.6	AA-	(125.3)
2008	—	—	—	—	—
Total	18.1%	27.5%	$14.9	AA	$40.4

In general, the Company structures credit derivative transactions such that the circumstances giving rise to our obligation to make payments is similar to that for financial guaranty policies and generally occurs as losses are realized on the underlying reference obligation. Nonetheless, credit derivative transactions are governed by ISDA documentation and operate differently from financial guaranty insurance policies. For example, our control rights with respect to a reference obligation under a credit derivative may be more limited than when the Company issues a financial guaranty insurance policy on a direct primary basis. In addition, while the Company’s exposure under credit derivatives, like the Company’s exposure under financial guaranty insurance policies, is generally for as long as the reference obligation remains outstanding, unlike financial guaranty insurance policies, a credit derivative may be terminated for a breach of the ISDA documentation or other specific events. In some older credit derivative transactions, one such specified event is the failure of the Company to maintain specified financial strength ratings ranging from AA- to BBB-. If a credit derivative is terminated the Company could be required to make a mark-to-market payment as determined under the ISDA documentation. For example, if Company’s rating were downgraded to A+, under market conditions at December 31, 2008, if the counterparties exercised their right to terminate their credit derivatives, the Company would have been required to make payments that the Company estimates to be approximately $197.9 million. Further, if AGC’s rating was downgraded to a level below BBB– it would have been required to make additional payments that, the Company estimates to be approximately $500 million at December 31, 2008.

Under a limited number of credit derivative contracts, the Company is required to post eligible securities as collateral, generally cash or U.S. government or agency securities. The need to post collateral under these transactions is generally based on mark-to-market valuation in excess of contractual thresholds. As of December 31, 2008 the Company had pre-IPO transactions with approximately $1.8 billion of par subject to collateral posting due to changes in market value. Of this amount, as of December 31, 2008, the Company posted collateral totaling approximately $134.2 million based on the unrealized mark-to-market loss position for transactions with one of its counterparties. Any amounts required to be posted as collateral in the future will depend on changes in the market values of these transactions. Additionally, in the event AGC were downgraded below A-, contractual thresholds would be lowered and the maximum amount of par subject to collateral posting requirements would be $2.4 billion. Based on market values as of December 31, 2008, such a downgrade would have resulted in AGC posting an additional $88.7 million of collateral. Currently no additional collateral posting is required or anticipated for any other transactions.

As of December 31, 2008 and December 31, 2007, the Company considered the impact of its own credit risk, in combination with credit spreads on risk that it assumes through CDS contracts, in determining the fair value of its credit derivatives. The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date. The quoted price of CDS contracts traded on the Company at December 31, 2008 and December 31, 2007 was 1,775 basis points and 180 basis points, respectively. Historically, the price of CDS traded on the Company moves directionally the same as general market spreads. Generally, a widening of the CDS prices traded on the Company has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on the Company has an effect of offsetting unrealized gains that result from narrowing general market credit spreads. An overall narrowing of spreads generally results in an unrealized gain on credit derivatives for the Company and an overall widening of spreads generally results in an unrealized loss for the Company. At December 31, 2008, the values of our CDS contracts before and after considering implications of our credit spreads were $(3,569.1) million and $(331.3) million, respectively. At December 31, 2007 the effect of our own credit was not significant. As noted above, our own credit spread widened from 180 basis points at December 31, 2007 to 1,775 basis points at December 31, 2008. As such, the impact of our own credit spread significantly affected the 2008 values but not the 2007 values.

The following table summarizes the estimated change in fair values on the net balance of the Company’s credit derivative positions assuming immediate parallel shifts in credit spreads at December 31, 2008:

(Dollars in millions)

Credit Spreads	Estimated Net Fair Value (Pre-Tax)	Estimated Pre-Tax Change in Gain / (Loss)

December 31, 2008:
100% widening in spreads	$(1,025.2)	$(693.9)
50% widening in spreads	(681.7)	(350.4)
25% widening in spreads	(507.9)	(176.6)
10% widening in spreads	(402.9)	(71.6)
Base Scenario	(331.3)	—
10% narrowing in spreads	(274.1)	57.2
25% narrowing in spreads	(188.0)	143.3
50% narrowing in spreads	(48.4)	282.9

(1) Includes the effects of spreads on both the underlying asset classes and the Company’s own credit spread.

The Company had no derivatives that were designated as hedges during 2008, 2007 and 2006.

5.         Fair Value of Financial Instruments

The carrying amount and estimated fair value of financial instruments are presented in the following table:

	As of December 31, 2008		As of December 31, 2007
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands of U.S. dollars)
Assets:
Fixed maturity securities	$1,511,329	$1,511,329	$1,311,278	$1,311,278
Cash and short-term investments	117,809	117,809	45,825	45,825
Credit derivative assets	139,494	139,494	4,552	4,552
Liabilities:
Unearned premium reserves	707,957	739,117	346,756	399,511
Credit derivative liabilities	481,040	481,040	473,862	473,862
Off-Balance Sheet Instruments:
Future installment premiums	—	190,970	—	200,456

Background

Effective January 1, 2008, the Company adopted FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.  The price shall represent that available in the principal market for the asset or liability.  If there is no principal market, then the price is based on the market that maximizes the value received for an asset or minimizes the amount paid for a liability (i.e. the most advantageous market).

FAS 157 specifies a fair value hierarchy based on whether the inputs to valuation techniques used to measure fair value are observable or unobservable.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Company estimates of market assumptions.  In accordance with FAS 157, the fair value hierarchy prioritizes model inputs into three broad levels as follows:

•                  Level 1 – Quoted prices for identical instruments in active markets.

•                  Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and observable inputs other than quoted prices, such as interest rates or yield curves and other inputs derived from or corroborated by observable market inputs.

•                  Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.  This hierarchy requires the use of observable market data when available.

An asset or liability’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Effect on the Company’s financial statements

FAS 157 applies to both amounts recorded in the Company’s financial statements and to disclosures.  Amounts recorded at fair value in the Company’s financial statements on a recurring basis are fixed maturity securities available for sale, short-term investments, credit derivative assets and liabilities relating to the Company’s CDS contracts and CCS Securities.  The fair value of these items as of December 31, 2008 is summarized in the following table.

		Fair Value Measurements Using
(Dollars in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Fixed maturity securities	$1,511.3	$—	$1,511.3	$—
Short-term investments	110.0	23.8	86.2	—
Credit derivative assets	139.5	—	—	139.5
CCS Securities	51.1	—	51.1	—
Total assets	$1,811.9	$23.8	$1,648.6	$139.5
Liabilities
Credit derivative liabilities	481.0	—	—	481.0
Total liabilities	$481.0	$—	$—	$481.0

Fixed Maturity Securities and Short-term Investments

The fair value of fixed maturity securities and short-term investments is determined using one of three different pricing services: pricing vendors, index providers or broker-dealer quotations.  Pricing services for each sector of the market are determined based upon the provider’s expertise.

Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayments speeds. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of asset backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral. The Company does not make any internal adjustments to prices provided by its third party pricing service.

The Company has analyzed the third party pricing services’ valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate FAS 157 fair value hierarchy level based upon trading activity and observability of market inputs.  Based on this evaluation, each price was classified as Level 1, 2 or 3.   Prices provided by third party pricing services with market observable inputs are classified as Level 2.  Prices on the money fund portion of short-term investments are classified as Level 1.  No investments were classified as Level 3 as of or for the year ended December 31, 2008.

Committed Capital Securities (“CCS Securities”)

The fair value of CCS Securities represents the present value of remaining expected put option premium payments under the CCS Securities agreements and the value of such estimated payments based upon the quoted price for such premium payments as of December 31, 2008 (see Note 18). The $51.1 million fair value asset for CCS Securities is included in the consolidated balance sheet. Changes in fair value of this asset are included in other income in the consolidated statement of operations and comprehensive income. The significant market inputs used are observable, therefore, the Company classified this fair value measurement as Level 2.

Level 3 Valuation Techniques

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.  A brief description of the valuation techniques used for Level 3 assets and liabilities is provided below.

Credit Derivatives

The Company’s credit derivatives consist of insured CDS contracts (see Note 4).  As discussed in Note 4, the Company does not typically exit its credit derivative contracts, and there are no quoted prices for its instruments or for similar instruments.  Observable inputs other than quoted market prices exist, however, these inputs reflect contracts that do not contain terms and conditions similar to the credit derivative contracts issued by the Company.  Therefore, the valuation of credit derivative contracts requires the use of models that contain significant, unobservable inputs.  Thus, we believe the credit derivative valuations are in Level 3 in the fair value hierarchy discussed above.

The fair value of the Company’s credit derivative contracts represents the difference between the present value of remaining expected premiums the Company receives for the credit protection and the estimated present value of premiums that a comparable financial guarantor would hypothetically charge the Company for the same protection at the balance sheet date.  The fair value of the Company’s credit derivatives depends on a number of factors including notional amount of the contract, expected term, credit spreads, changes in interest rates, the credit ratings of referenced entities, the Company’s own credit risk and remaining contractual cash flows.  Contractual cash flows, which are included in the “Realized gains and other settlements on credit derivatives” fair value component of credit derivatives, are the most readily observable variables of the fair value of credit derivative contracts since they are based on contractual terms.  These variables include (i) net premiums received and receivable on written credit derivative contracts, (ii) net premiums paid and payable on purchased contracts, (iii) losses paid and payable to credit derivative contract counterparties and (iv) losses recovered and recoverable on purchased contracts.  The remaining key variables described above impact “Unrealized gains (losses) on credit derivatives”.

Market conditions at December 31, 2008 were such that market prices of the Company’s CDS contracts were not generally available.  Where market prices were not available, the Company used a combination of observable market data and valuation models, using various market indices,  credit spreads, the Company’s own credit risk, and estimated contractual payments to estimate the “Unrealized gains (losses) on credit derivatives” portion of the fair value of its credit derivatives.  These models are primarily developed internally based on market conventions for similar transactions.

Management considers the non-standard terms of its credit derivative contracts in determining the fair value of these contracts.  These terms differ from credit derivatives sold by companies outside the financial guaranty industry.

The non-standard terms include the absence of collateral support agreements or immediate settlement provisions, relatively high attachment points and the fact that the Company does not exit derivatives it sells for credit protection purposes, except under specific circumstances such as exiting a line of business.  Because of these terms and conditions, the fair value of the Company’s credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.  These models and the related assumptions are continuously reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information.

Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of credit derivative instruments is affected by current market conditions. Management considers factors such as current prices charged for similar agreements, performance of underlying assets, life of the instrument, and the extent of credit derivative exposure the Company ceded under reinsurance agreements, and the nature and extent of activity in the financial guaranty credit derivative marketplace. The assumptions that management uses to determine its fair value may change in the future due to market conditions. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these credit derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements,and the differences may be material.

Listed below are various inputs and assumptions that are key to the establishment of our fair value for CDS contracts.

Assumptions

The key assumptions of our internally developed model include:

•                Gross spread is the difference between the yield of a security paid by an issuer on an insured versus uninsured basis or, in the case of a CDS transaction, the difference between the yield and an index such as LIBOR.  Such pricing is well established by historical financial guarantee fees relative to capital market spreads as observed and executed in competitive markets, including in financial guarantee reinsurance and secondary market transactions.

•                Gross spread on a financial guarantee written in CDS form gets allocated among 1) profit the originator, usually an investment bank, realizes for putting the deal together and funding the transaction, 2) premiums paid to us for our credit protection provided and 3) the cost of CDS protection purchased on us by the originator to hedge their counterparty credit risk exposure to the Company.  The premium the Company receives is referred to as the net spread.  The Company’s own credit risk is factored into the determination of net spread based on the impact of changes in the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS sold on Assured Guaranty Corp.  The cost to acquire CDS protection sold on AGC affects the amount of spread on CDS deals that the Company captures and, hence, their fair value.  As the cost to acquire CDS protection sold on AGC increases the amount of premium we capture on a deal generally decreases.  As the cost to acquire CDS protection sold on AGC decreases the amount of premium we capture on a deal generally increases. In our model, the premium we capture is not permitted to go below the historic minimum rate charged by us to assume similar risks.  This has the effect of mitigating the amount of unrealized gains that are recognized on certain CDS contracts.

•                The Company determines the fair value of its CDS contracts by applying the net spread for the remaining duration of each contract to the notional value of its CDS contracts.

•                Actual transactions are used to validate the model results and to explain the correlation between various market indices and indicative CDS market prices.

Inputs

The specific model inputs are listed below, including how we derive inputs for market credit spreads on the underlying transaction collateral.

•                Gross spread - This is an input into the Company’s fair value model that is used to ultimately determine the net spread a comparable financial guarantor would charge the Company to transfer risk at the reporting date.  The Company’s estimate of fair value represents the difference between the estimated present value of premiums that a comparable financial guarantor would accept to assume the risk from the Company on the current reporting date, on terms identical to the original contracts written by the Company and at the contractual premium for each individual credit derivative contract.  This is an observable input that the Company obtains for deals it has closed or bid on in the market place.

•                Credit spreads on risks assumed — These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within our transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources.  If observable market credit spreads are not available or reliable for the underlying reference obligations, then market indices are used that most closely resembles the underlying reference obligations, considering asset class, credit quality rating and maturity of the underlying reference obligations. As discussed previously, these indices are adjusted to reflect the non-standard terms of the Company’s CDS contracts.  As of December 31, 2008, the Company obtained approximately 22% of its credit spread data, based on notional par outstanding, from sources published by third parties, while 78% was obtained from market sources or similar market indices.  Market sources determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question.  Management validates these quotes by cross-referencing quotes received from one market source against quotes received from another market source to ensure reasonableness.  In addition, we compare the relative change in price quotes received from one quarter to another, with the relative change experienced by published market indices for a specific asset class.  Collateral specific spreads obtained from third-party, independent market sources are un-published spread quotes from market participants and or market traders whom are not trustees.  Management obtains this information as the result of direct communication with these sources as part of the valuation process.

•                Credit spreads on the Company’s name — The Company obtains the quoted price of CDS contracts traded on AGC from market data sources published by third parties.

The following is an example of how changes in gross spreads, the Company’s own credit spread and the cost to buy protection on the Company affect the amount of premium the Company can demand for its credit protection. Scenario 1 represents the market conditions in effect on the transaction date and Scenario 2 represents market conditions at a subsequent reporting date.

	Scenario 1		Scenario 2
	bps	% of Total	bps	% of Total
Original Gross Spread / Cash Bond Price (in Bps)	185.0		500.0
Bank Profit (in Bps)	115.0	62%	50.0	10%
Hedge Cost (in Bps)	30.0	16%	440.0	88%
AGC Premium Received Per Annum (in Bps)	40.0	22%	10.0	2%

In Scenario 1, the gross spread is 185bps.  The bank or deal originator captures 115bps of the original gross spread and hedges 10% of its exposure to AGC, when the CDS spread on AGC was 300bps (300bps x 10% = 30bps).  Under this scenario AGC received premium of 40bps, or 22% of the gross spread.

In Scenario 2, the gross spread is 500bps.  The bank or deal originator captures 50bps of the original gross spread and hedges 25% of its exposure to AGC, when the CDS spread on AGC was 1,760bps (1,760bps x 25% = 440bps).  Under this scenario AGC would receive premium of 10bps, or 2% of the gross spread.

In this example, the contractual cash flows exceed the amount a market participant would require AGC to pay in today’s market to accept its obligations under the credit default swap contract, thus resulting in an asset.   This credit derivative asset is equal to the difference in premium rate discounted at a risk adjusted rate over the weighted average remaining life of the contract.   The expected future cash flows for the Company’s credit derivatives were discounted at rates ranging from 1.0% to 17.0% over LIBOR at December 31, 2008, with over 97% of the transactions ranging from 1.0% to 6.0% over LIBOR.

The Company corroborates the assumptions in its fair value model, including the amount of exposure to the Company hedged by its counterparties, with independent third parties each reporting period.  Recent increases in the CDS spread on AGC have resulted in the bank or deal originator hedging a greater portion of its exposure to AGC.  This has the effect of reducing the amount of contractual cash flows AGC can capture for selling our protection.

The amount of premium a financial guaranty insurance market participant can demand is inversely related to the cost of credit protection on the insurance company as measured by market credit spreads.  This is because the buyers of credit protection typically hedge a portion of their risk to the financial guarantor, due to the fact that contractual terms of financial guaranty insurance contracts typically do not require the posting of collateral by the guarantor.  The widening of a financial guarantor’s own credit spread increases the cost to buy credit protection on the guarantor, thereby, reducing the amount of premium the guarantor can capture out of the gross spread on the deal.  The extent of the hedge depends on the types of instruments insured and the current market conditions.

A credit derivative asset under FAS 157 is the result of contractual cash flows on in-force deals in excess of what a hypothetical financial guarantor could receive if it sold protection on the same risk as of the current reporting date. If the Company were able to freely exchange these contracts (i.e., assuming its contracts did not contain proscriptions on transfer and there was a viable exchange market), it would be able to realize an asset representing the difference between the higher contractual premiums to which it’s entitled and the current market premiums for a similar contract.

To clarify, management does not believe there is an established market where financial guaranty insured credit derivatives are actively traded.  The terms of the protection under an insured financial guaranty credit derivative do not, except for certain rare circumstances, allow the Company to exit its contracts.  Management has determined that the exit market for the Company’s credit derivatives is a hypothetical one based on its entry market.  Management has tracked the historical pricing of the Company’s deals to establish historical price points in the hypothetical market that are used in the fair value calculation.

The following spread hierarchy is utilized in determining which source of spread to use, with the rule being to use CDS spreads where available. If not available, the Company either interpolates or extrapolates CDS spreads based on similar transactions or market indices.

1.               Actual collateral specific credit spreads (if up-to-date and reliable market-based spreads are available, they are used).

2.               Credit spreads are interpolated based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating.

3.               Credit spreads provided by the counterparty of the credit default swap.

4.               Credit spreads are extrapolated based upon transactions of similar asset classes, similar ratings, and similar time to maturity.

Over time the data inputs can change as new sources become available or existing sources are discontinued or are no longer considered to be the most appropriate. It is the Company’s objective to move to higher levels on the hierarchy whenever possible, but it is sometimes necessary to move to lower priority inputs because of discontinued data sources or assessments that the higher priority inputs are no longer considered to be representative of market spreads for a given type of collateral. This can happen, for example, if transaction volume changes such that a previously used spread index is no longer viewed as being reflective of current market levels.

As of December 31, 2008, the Company obtained approximately 8% of its credit spread information, based on notional par outstanding, from actual collateral specific credit spreads, while 78% was based on market indices and 14% was based on spreads provided by the CDS counterparty.  The Company interpolates a curve based on the historical relationship between premium the Company receives when a financial guarantee written in CDS form closes to the daily closing price of the market index related to the specific asset class and rating of the deal.  This curve indicates expected credit spreads at each indicative level on the related market index.  For specific transactions where no price quotes are available and credit spreads need to be extrapolated, an alternative transaction for which the Company has received a spread quote from one of the first three sources within the Company’s spread hierarchy is chosen.  This alternative transaction will be within the same asset class, have similar underlying assets, similar credit ratings, and similar time to maturity.  The Company then calculates the percentage of relative spread change quarter over quarter for the alternative transaction.  This percentage change is then applied to the historical credit spread of the transaction for which no price quote was received in order to calculate the transactions current spread.  Counterparties determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question.  These quotes are validated by cross-referencing quotes received from one market source with those quotes received from another market source to ensure reasonableness.  In addition, management compares the relative change experienced on published market indices for a specific asset class for reasonableness and accuracy.

The Company’s credit derivative valuation model, like any financial model, has certain strengths and weaknesses

The primary strengths of the Company’s CDS modeling techniques are:

•                The model takes account of transaction structure and the key drivers of market value. The transaction structure includes par insured, weighted average life, level of subordination and composition of collateral.

•                The model maximizes the use of market-driven inputs whenever they are available. The key inputs to the model are market-based spreads for the collateral, and the credit rating of referenced entities. These are viewed by us to be the key parameters that affect fair value of the transaction.

•                The Company is able to use actual transactions to validate its model results and to explain the correlation between various market indices and indicative CDS market prices.

•                The model is a well-documented, consistent approach to valuing positions that minimizes subjectivity The Company has developed a hierarchy for market-based spread inputs that helps mitigate the degree of subjectivity during periods of high illiquidity.

The primary weaknesses of the Company’s CDS modeling techniques are:

•                There is no exit market or actual exit transactions.  Thus our exit market is a hypothetical one based on our entry market.

•                There is a very limited market in which to verify the fair values developed by the Company’s model.

•                At December 31, 2008, the markets for the inputs to the model were highly illiquid, which impacts their reliability. However, the Company employs various procedures to corroborate the reasonableness of quotes received and calculated by our internal valuation model, including comparing to other quotes received on similarly structured transactions, observed spreads on structured products with comparable underlying assets and, on a selective basis when possible, through second independent quotes on the same reference obligation.

•                Due to the non-standard terms under which the Company enters into derivative contracts, the fair value of its credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.

As discussed above, the Company does not trade or exit its credit derivative contracts in the normal course of business.  As such, the ability to test modeled results is limited by the absence of actual exit transactions.  However, management does compare modeled results to actual data that is available.  Management first attempts to compare modeled values to premiums on deals the Company received on new deals written within the reporting period.  If no new transactions were written for a particular asset type in the period or if the number of transactions is not reflective of a representative sample, management compares modeled results to premium bids offered by the Company to provide credit protection on new transactions within the reporting period, the premium the Company has received on historical transactions to provide credit protection in net tight and wide credit environments and/or the premium on transactions closed by other financial guaranty insurance companies during the reporting period.

The net par outstanding of the Company’s credit derivative contracts was $54.4 billion and $53.0 billion at December 31, 2008 and December 31, 2007, respectively.   The estimated remaining average life of these contracts at December 31, 2008 was 6.8 years.

As required by FAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As of December 31, 2008, these contracts are classified as Level 3 in the FAS 157 hierarchy since there is reliance on at least one unobservable input deemed significant to the valuation model, most significantly the Company’s estimate of the value of the non-standard terms and conditions of its credit derivative contracts and of the Company’s current credit standing.

The table below presents a reconciliation of the Company’s credit derivatives whose fair value included significant unobservable inputs (Level 3) during the year ended December 31, 2008.

Year Ended December 31, 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Credit Derivative Liability (Asset), net
Beginning Balance	$469,310
Total gains or losses realized and unrealized
Unrealized gains on credit derivatives	(126,027)
Realized gains and other settlements on credit derivatives	(87,908)
Current period net effect of purchases, settlements and other activity included in unrealized portion of beginning balance	86,171
Transfers in and/or out of Level 3	—
Ending Balance	$341,546

Gains and losses (realized and unrealized) included in earnings for the period are reported as follows:
Total realized and unrealized gains included in earnings for the period	$(213,935)
Change in unrealized gains on credit derivatives still held at the reporting date	$(141,949)

Items in the Company’s financial statements measured at fair value on a non-recurring basis and for disclosure purposes only are unearned premiums reserve and future installment premiums. The fair value of these items as of December 31, 2008 is summarized in the following table.

		Fair Value Measurements Using
(Dollars in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Liabilities
Unearned premium reserves	$739.1	$—	$—	$739.1	$(31.2)
Total assets	$739.1	$—	$—	$739.1	$(31.2)
Non-financial items
Future installment premiums	$191.0	$—	$191.0	$—	$—

Unearned Premium Reserves

The fair value of the Company’s unearned premium reserves is based on the estimated cost of entering into a cession of entire financial guaranty insurance portfolio with third party reinsurers under current market conditions.  This figure is based on management’s estimate of what a similarly rated financial guaranty insurance company would demand to assume the Company’s in-force book of financial guaranty insurance business.  This amount is based on the pricing assumptions we have observed in recent portfolio transfers that have occurred in the financial guaranty market and includes adjustments to the carrying value of unearned premiums reserves for stressed losses and ceding commissions.  The significant inputs for stressed losses and ceding commissions are not readily observable inputs, therefore, the Company classified this fair value measurement as Level 3.

Future Installment Premiums

The fair value of the Company’s installment premiums is derived by calculating the present value of the estimated future cash flow stream for financial guaranty installment premiums discounted at 6.0%.  The significant inputs used to fair value this item are observable, therefore, the Company classified this fair value measurement as Level 2.

6.         Statutory Accounting Practices

These consolidated financial statements are prepared on a GAAP basis, which differs in certain respects from accounting practices prescribed or permitted by the insurance regulatory authorities, including the Maryland Insurance Department.

The Company’s U.S. domiciled insurance companies prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the National Association of Insurance Commissioners (“NAIC”) and their respective Insurance Departments. Prescribed statutory accounting practices are set forth in the NAIC Accounting Practices and Procedures Manual. There are no permitted accounting practices on a statutory basis. The combined capital and statutory surplus of the Company’s U.S. domiciled insurance companies was $378.1 million and $399.6 million as of December 31, 2008 and 2007, respectively. The statutory combined net income of the Company’s U.S. domiciled insurance companies was $27.7 million, $71.6 million and $64.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

7.         Insurance In Force

As of December 31, 2008 and 2007, net financial guaranty par in force, including insured CDS, was approximately $111.0 billion and $94.1 billion, respectively.  The portfolio was broadly diversified by payment source, geographic location and maturity schedule, with no single risk representing more than 0.9% and 1.2% of the total net par in force as of December 31, 2008 and 2007, respectively.

The composition of net par in force by bond type was as follows:

	As of December 31,
	2008	2007
	(in billions of U.S. dollars)
U.S. public finance:
Tax-backed	$9.4	$3.5
General obligation	9.2	4.9
Municipal utilities	6.2	3.5
Transportation	5.2	3.1
Healthcare	4.9	3.3
Higher education	2.1	0.8
Investor-owned utilities	0.8	0.9
Housing	0.2	0.3
Other public finance	2.2	0.8
Total U.S. public finance	40.2	21.1

U.S. structured finance:
Pooled corporate obligations	26.2	25.8
Residential mortgage-backed and home equity	13.7	13.4
Commercial mortgage-backed securities	4.5	4.6
Consumer receivables	2.3	4.0
Commercial receivables	2.1	2.1
Structured credit	1.9	0.9
Insurance securitizations	0.3	0.2
Other structured finance	0.2	0.6
Total U.S. structured finance	51.3	51.7

International:
Pooled corporate obligations	5.9	6.0
Residential mortgage-backed and home equity	5.2	4.7
Infrastructure and pooled infrastructure	3.7	4.8
Regulated utilities	1.6	1.9
Commercial receivables	1.0	1.1
Future flow	0.5	0.5
Public finance	0.5	0.8
Commercial mortgage-backed securities	0.4	0.7
Insurance securitizations	0.3	0.2
Structured credit	0.1	0.1
Consumer receivables(1)	—	—
Other international structured finance	0.5	0.5
Total international	19.6	21.3
Total exposures(2)	$111.0	$94.1

(1)          The Company had $0 and $5 million net par outstanding as of December 31, 2007.

(2)          Totals may not add due to rounding.

Maturities for U.S. public finance obligations range from 1 to 41 years, with a weighted average life of 15 years.  U.S. structured finance transactions have legal maturities that range from 1 to 39 years with a weighted average life of 7 years. International finance transactions have legal maturities that range from 1 to 54 years with a weighted average life of 8 years.  CDS transactions are included in all structured finance categories and tax-backed and investor-owned utilities categories in public finance.

The portfolio contained exposures in each of the 50 states and abroad.  The distribution of net financial guaranty par outstanding by geographic location is set forth in the following table:

	As of December 31, 2008		As of December 31, 2007
	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)
Domestic:
California	$5.9	5.3%	$3.4	3.6%
Texas	3.2	2.8%	1.0	1.0%
Florida	2.8	2.6%	1.1	1.2%
New York	2.7	2.4%	1.8	1.9%
Illinois	2.4	2.2%	1.3	1.4%
New Jersey	1.9	1.7%	0.8	0.9%
Pennsylvania	1.7	1.5%	0.9	0.9%
Puerto Rico	1.5	1.4%	1.1	1.2%
Massachusetts	1.4	1.2%	1.1	1.2%
South Carolina	1.1	1.0%	0.7	0.8%
Other states	15.7	14.1%	7.9	8.4%
Mortgage and structured (multiple states)	51.3	46.2%	51.7	55.0%
Total domestic exposures	91.4	82.4%	72.8	77.4%

International:
United Kingdom	10.9	9.8%	11.3	12.0%
Germany	2.4	2.2%	3.1	3.3%
Australia	0.7	0.7%	1.0	1.0%
Turkey	0.3	0.3%	0.4	0.4%
Ireland	0.3	0.3%	0.2	0.3%
Other	4.9	4.4%	5.4	5.7%
Total international exposures	19.6	17.6%	21.3	22.6%
Total exposures(1)	$111.0	100.0%	$94.1	100.0%

(1)          Totals may not add due to rounding.

The following table sets forth the net financial guaranty par outstanding by underwriting rating:

	As of December 31, 2008		As of December 31, 2007
Ratings(1)	Net par outstanding	% of Net par outstanding	Net par outstanding	% of Net par outstanding
	(in billions of U.S. dollars)
Super senior	$24.3	21.9%	$26.8	28.5%
AAA	27.3	24.6%	33.3	35.3%
AA	14.8	13.3%	8.9	9.4%
A	29.2	26.3%	15.1	16.1%
BBB	11.7	10.6%	8.8	9.3%
Below investment grade	3.7	3.3%	1.2	1.3%
Total exposures(2)	$111.0	100.0%	$94.1	100.0%

(1)          The Company’s internal rating.  The Company’s scale is comparable to that of the nationally recognized rating agencies.  The super senior category, which is not generally used by rating agencies, is used by the Company in instances where the Company’s AAA-rated exposure has additional credit enhancement due to either (1) the existence of another security rated AAA that is subordinated to the Company’s exposure or (2) the Company’s exposure benefits from a different form of credit enhancement that would pay any claims first in the event that any of the exposures incurs a loss, and such credit enhancement, in management’s opinion, causes the Company’s attachment point to be materially above the AAA attachment point.

(2)          Totals may not add due to rounding.

As part of its financial guaranty business, the Company enters into CDS transactions whereby one party pays a periodic fee in fixed basis points on a notional amount in return for a contingent payment by the other party in the event one or more defined credit events occurs with respect to one or more third party referenced securities or loans.  A credit event may be a nonpayment event such as a failure to pay, bankruptcy, or restructuring, as negotiated by the parties to the CDS transaction.  The total notional amount of insured CDS exposure outstanding as of December 31, 2008 and 2007 and included in the Company’s financial guaranty exposure was $54.4 billion and $53.0 billion, respectively.

8.         Premiums Earned from Refunded and Called Bonds

Net earned premiums include $14.4 million, $9.8 million and $7.0 million for 2008, 2007 and 2006, respectively, related to refunded and called bonds, which reflect the unscheduled pre-payment or refundings of underlying municipal bonds. The 2008 year included $1.3 million of public finance refundings in the financial guaranty direct segment and $13.0 million of refundings in the financial guaranty reinsurance segment. The 2007year included $1.4 million of public finance refundings in the financial guaranty direct segment and $8.4 million of refundings in the financial guaranty reinsurance segment. There were no unscheduled refundings in the financial guaranty direct segment in 2006. The unscheduled refundings included in net earned premiums for 2008 and 2006 related to financial guaranty reinsurance segment. These unscheduled refundings are sensitive to market interest rates and other market factors.

9.         Investments

The following table summarizes the Company’s aggregate investment portfolio as of December 31, 2008:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$63,788	$9,518	$—	$73,306
Obligations of state and political subdivisions	1,126,770	31,306	(43,639)	1,114,437
Corporate securities	89,209	2,129	(3,874)	87,464
Mortgage-backed securities	162,362	2,566	(10,851)	154,077
Asset-backed securities	24,308	—	(1,826)	22,482
Foreign government securities	50,182	4,116	—	54,298
Preferred stock	5,375	—	(110)	5,265
Total fixed maturity securities	1,521,994	49,635	(60,300)	1,511,329
Short-term investments	109,986	—	—	109,986
Total investments	$1,631,980	$49,635	$(60,300)	$1,621,315

               The following table summarizes the Company’s aggregate investment portfolio as of December 31, 2007:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands of U.S. dollars)
Fixed maturity securities
U.S. government and agencies	$36,487	$1,688	$—	$38,175
Obligations of state and political subdivisions	932,929	36,930	(2,372)	967,487
Corporate securities	35,727	962	(441)	36,248
Mortgage-backed securities	161,076	2,646	(558)	163,164
Asset-backed securities	27,808	186	(15)	27,979
Foreign government securities	68,615	1,664	—	70,279
Preferred stock	7,750	196	—	7,946
Total fixed maturity securities	1,270,392	44,272	(3,386)	1,311,278
Short-term investments	44,040	—	—	44,040
Total investments	$1,314,432	$44,272	$(3,386)	$1,355,318

Approximately 10% and 12% of the Company’s total investment portfolio as of December 31, 2008 and 2007, respectively, was composed of mortgage-backed securities, including collateralized mortgage obligations and commercial mortgage-backed securities.  As of December 31, 2008 and December 31, 2007, respectively, approximately 51% and 38% of the Company’s total mortgage-backed securities were government agency obligations. As of December 31, 2008 and 2007, the weighted average credit quality of the Company’s entire investment portfolio was AA and AA+, respectively. The Company’s portfolio is comprised primarily of high-quality, liquid instruments. The Company continues to receive sufficient information to value its investments and has not had to modify its approach due to the current market conditions.

The amortized cost and estimated fair value of available-for-sale fixed maturity securities as of December 31, 2008, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(in thousands of U.S. dollars)
Due within one year	$13,898	$14,381
Due after one year through five years	115,411	120,389
Due after five years through ten years	337,296	348,627
Due after ten years	887,652	868,590
Mortgage-backed securities	162,362	154,077
Preferred stock	5,375	5,265
Total	$1,521,994	$1,511,329

Proceeds from the sale of available-for-sale fixed maturity securities were $207.2 million, $256.1 million and $341.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Net realized investment gains (losses) consisted of the following:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Gains	$3,982	$456	$1,647
Losses	(3,669)	(934)	(2,822)
Other than temporary impairments	(14,974)	—	—
Net realized investment (losses) gains	$(14,661)	$(478)	$(1,175)

The change in net unrealized gains (losses) of available-for-sale fixed maturity securities consists of:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Fixed maturity securities	$(51,551)	$(1,709)	$(2,983)
Less: Deferred income tax benefit	(18,042)	(675)	(968)
Change in net unrealized losses on fixed maturity securities	$(33,509)	$(1,034)	$(2,015)

The following tables summarize, for all securities in an unrealized loss position as of December 31, 2008 and 2007, the aggregate fair value and gross unrealized loss by length of time the amounts have continuously been in an unrealized loss position.

	As of December 31, 2008
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(in thousands of U.S. dollars)
U.S. government and agencies	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	429,321	(24,564)	116,553	(19,075)	545,874	(43,639)
Corporate securities	29,359	(3,122)	5,290	(752)	34,649	(3,874)
Mortgage-backed securities	55,899	(10,818)	2,159	(33)	58,058	(10,851)
Asset-backed securities	22,352	(1,826)	—	—	22,352	(1,826)
Foreign government securities	—	—	—	—	—	—
Preferred stock	5,265	(110)	—	—	5,265	(110)
Total	$542,196	$(40,440)	$124,002	$(19,860)	$666,198	$(60,300)

	As of December 31, 2007
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
	(in thousands of U.S. dollars)
U.S. government and agencies	$—	$—	$—	$—	$—	$—
Obligations of state and political subdivisions	167,335	(2,202)	5,219	(170)	172,554	(2,372)
Corporate securities	8,725	(441)	—	—	8,725	(441)
Mortgage-backed securities	11,011	(9)	33,842	(549)	44,853	(558)
Asset-backed securities	—	—	5,993	(15)	5,993	(15)
Foreign government securities	—	—	—	—	—	—
Preferred stock	—	—	—	—	—	—
Total	$187,071	$(2,652)	$45,054	$(734)	$232,125	$(3,386)

The above unrealized loss balances are comprised of 132 and 69 fixed maturity securities as of December 31, 2008 and 2007, respectively.  The Company has considered factors such as sector credit ratings and industry analyst reports in evaluating the above securities for impairment.  As of December 31, 2008, the Company’s gross unrealized loss position stood at $60.3 million compared to $3.4 million at December 31, 2007.  The $56.9 million increase in gross unrealized losses was primarily attributable to municipal securities, $41.3 million, mortgage and asset-backed securities, $12.1 million, and corporate securities, $3.4 million.  The increase in these unrealized losses during the year ended December 31, 2008 was related to the overall illiquidity in the financial markets and resulted in a sudden and severe depressed demand for non-cash investments.

As of December 31, 2008, the Company had 30 securities in an unrealized loss position for greater than 12 months, representing a gross unrealized loss of $19.9 million.  Of these securities, 14 securities had unrealized losses greater than 10% of book value.  The total unrealized loss for these securities as of December 31, 2008 was $15.4 million.  This unrealized loss is primarily attributable to the market illiquidity and volatility in the U.S. economy mentioned above and not specific to individual issuer credit.  Except as noted below, the Company has recognized no other than temporary impairment losses and has the ability and intent to hold these securities until a recovery in value.

The Company recognized $15.0 million of other than temporary impairment losses substantially related to mortgage-backed and corporate securities for the year ended December 31, 2008 primarily due to the fact that it does not have the intent to hold these securities until there is a recovery in their value. The Company continues to monitor the value of these investments.  Future events may result in further impairment of the Company’s investments. The Company had no write downs of investments for other than temporary impairment losses for the years ended December 31, 2007 and 2006. Net investment income is derived from the following sources:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Income from fixed maturity securities	$72,335	$62,222	$52,226
Income from short-term investments	2,350	2,165	4,240
Gross investment income	74,685	64,387	56,466
Less: investment expenses	(1,518)	(1,237)	(1,146)
Net investment income	$73,167	$63,150	$55,320

Under agreements with its cedants and in accordance with statutory requirements, the Company maintains fixed maturity securities in trust accounts of $18.7 million and $18.1 million as of December 31, 2008 and 2007, respectively, for the benefit of reinsured companies and for the protection of policyholders, generally in states in which the Company or its subsidiaries, as applicable, are not licensed or accredited.

Under certain derivative contracts, the Company is required to post eligible securities as collateral, generally cash or U.S. government or agency securities. The need to post collateral under these transactions is generally based on mark-to-market valuation in excess of contractual thresholds.  The fair market value of the Company’s pledged securities totaled $134.2 million and $0 as of December 31, 2008 and 2007, respectively.

The Company is not exposed to significant concentrations of credit risk within its investment portfolio.

No material investments of the Company were non-income producing for the years ended December 31, 2008, 2007 and 2006.

10.       Reserves for Losses and Loss Adjustment Expenses

The following table provides a reconciliation of the beginning and ending balances of the reserves for losses and LAE (certain 2007 and 2006 amounts have been reclassified as discussed in Note 2):

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Balance as of January 1	$70,411	$62,980	$65,093
Less reinsurance recoverable	(20,478)	(8,615)	(9,087)
Net balance as of January 1	49,933	54,365	56,006
Transfers to case reserves from portfolio reserves	37,777	1,531	17
Incurred losses and loss adjustment expenses pertaining to case and IBNR reserves:
Current year	74,573	639	5,314
Prior years	73,250	(15,109)	(137)
	147,823	(14,470)	5,177
Transfers to case reserves from portfolio reserves	(37,777)	(1,531)	(17)
Incurred losses and loss adjustment expenses pertaining to portfolio reserves	1,656	(905)	2,966
Total losses and loss adjustment expenses (recoveries)	149,479	(15,375)	8,143
Loss and loss adjustment expenses (paid) and recovered pertaining to:
Current year	(29,766)	(194)	—
Prior years	(119,822)	12,172	(9,845)
Total loss and loss adjustment expenses (paid) recovered	(149,588)	11,978	(9,845)
Change in salvage recoverable, net	62,084	(1,001)	42
Foreign exchange (gain) loss on reserves	(212)	(34)	19
Net balance as of December 31	111,696	49,933	54,365
Plus reinsurance recoverable	22,014	20,478	8,615
Balance as of December 31	$133,710	$70,411	$62,980

The difference between the portfolio reserve transferred to case reserves and the ultimate case reserve recorded is included in current year incurred amounts.

The financial guaranty case basis reserves have been discounted using a rate of 6% in 2008, 2007 and 2006, resulting in a discount of $(19.1) million, $0.6 million and $5.6 million, respectively.

The unfavorable prior year development in 2008 of $90.6 million is primarily due to incurred losses related to our U.S. RMBS exposures as well as other real estate related exposures. Additionally, during 2008 case reserves were established for two public finance transactions (see “Significant Risk Management Activities” note for further detail).

The favorable prior year development in 2007 of $15.1 million is primarily due to $17.7 million of loss recoveries and increase in salvage reserves for aircraft-related transactions, reported to us by our cedants. This was offset by unfavorable prior year development related to two subprime residential mortgage-backed and home equity transactions.

The favorable prior year development for 2006 is primarily related to a recovery of a prior year payment on a collateralized bond obligation.

11.       Significant Risk Management Activities

The Risk Oversight and Audit Committees of the Board of Directors oversees our risk management policies and procedures. Within the limits established by the board committees, specific risk policies and limits are set by the Portfolio Risk Management Committee, which includes members of senior management and senior Credit and Surveillance officers. As part of its risk management strategy, the Company may seek to obtain third party reinsurance or retrocessions and may also periodically enter into other arrangements to alleviate all or a portion of this risk.

Risk Management and Surveillance personnel are responsible for monitoring and reporting on all transactions in the insured portfolio, including exposures in both the Direct and Reinsurance segments. The primary objective of the surveillance process is to monitor trends and changes in transaction credit quality, detect any deterioration in credit quality, and take such remedial actions as may be necessary or appropriate. All transactions in the insured portfolio are risk rated, and surveillance personnel are responsible for adjusting those ratings to reflect changes in transaction credit quality. Surveillance personnel are also responsible for managing work-out and loss situations when necessary. For transactions where a loss is considered probable, surveillance personnel make recommendations on case loss reserves to a Reserve Committee. The Reserve Committee is made up of the Chief Executive Officer, Chief Financial Officer, Chief Surveillance Officer, General Counsel and Chief Accounting Officer. The Reserve Committee considers the recommendations of the surveillance personnel when reviewing reserve recommendations of our operating subsidiaries.

Closely Monitored Credits

The Company’s surveillance department is responsible for monitoring our portfolio of credits and maintains a list of closely monitored credits (“CMC”). The closely monitored credits are divided into four categories:

•                Category 1 (low priority; fundamentally sound, greater than normal risk);

•                Category 2 (medium priority; weakening credit profile, may result in loss);

•                Category 3 (high priority; claim/default probable, case reserve established);

•                Category 4 (claim paid, case reserve established for future payments).

The closely monitored credits include all below investment grade (“BIG”) exposures where there is a material amount of exposure (generally greater than $10.0 million) or a material risk of the Company incurring a loss greater than $0.5 million. The closely monitored credits also include investment grade (“IG”) risks where credit quality is deteriorating and where, in the view of the Company, there is significant potential that the risk quality will fall below investment grade. As of December 31, 2008, the closely monitored credits include approximately 99% of our BIG exposure, and the remaining BIG exposure of $44.1 million is distributed across 50 different credits. Other than those excluded BIG credits, credits that are not included in the closely monitored credit list are categorized as fundamentally sound risks.

The following table provides financial guaranty net par outstanding by credit monitoring category as of December 31, 2008 (dollars in millions):

	Closely Monitored Credit categories
	Category 1	Category 2	Category 3	Category 4	Total
Number of policies	27	16	42	3	88
Remaining weighted-average contract period (in years)	5.9	10.8	10.7	7.4	9.7
Insured contractual payments outstanding:
Principal	$465.0	$332.2	$1,465.1	$9.2	$2,271.4
Interest	85.2	103.2	508.8	4.0	701.2
Total(1)	$550.2	$435.4	$1,973.9	$13.2	$2,972.6
Gross reserves for loss and loss adjustment expenses	$0.2	$—	$111.7	$9.4	$121.3
Less:
Gross potential recoveries	—	—	—	—	—
Discount, net	—	—	30.5	0.4	30.9
Net reserves for loss and loss adjustment expenses	$0.2	$—	$81.2	$9.0	$90.4
Reinsurance recoverable	$—	$—	$—	$—	$—

(1)          Total may not add due to rounding.

The Company’s loss adjustment expenses for mitigating claim liabilities were $0.8 million for the year ended December 31, 2008.

In accordance with FAS 163, the above table includes financial guaranty contracts written in insurance form. It does not include financial guaranty contracts written in CDS form or the Company’s other lines of insurance.

The Company insures various types of residential mortgage-backed securitizations (“RMBS”). Such transactions may include obligations backed by closed-end first mortgage loans and closed and open-end second mortgage loans or home equity loans on one-to-four family residential properties, including condominiums and cooperative apartments. An RMBS transaction where the underlying collateral is comprised of revolving home equity lines of credit is generally referred to as a “HELOC” transaction. In general, the collateral supporting HELOC securitizations are second lien loans made to prime borrowers. As of December 31, 2008, the Company had net par outstanding of $0.9 billion related to HELOC securitizations, of which $0.9 billion were written in the Company’s financial guaranty direct segment.  As of December 31, 2008, the Company had net par outstanding of $0.8 billion for transactions with Countrywide, of which $0.8 billion were written in the Company’s financial guaranty direct segment (“direct Countrywide transactions” or “Countrywide 2005-J” and “Countrywide 2007-D”). As of December 31, 2007, the Company had net par outstanding of $1.1 billion related to HELOC securitizations, of which $1.0 billion were transactions with Countrywide.

The performance of our HELOC exposures deteriorated during 2007 and 2008 and transactions, particularly those originated in the period from 2005 through 2007, continue to perform below our original underwriting expectations. In accordance with its standard practice, during the year ended December 31, 2008, we evaluated the most currently available information, including trends in delinquencies and charge-offs on the underlying loans, draw rates on the lines of credit, and the servicer’s ability to fulfill its contractual obligations including its obligation to fund additional draws. The key assumptions used in our analysis of potential case loss reserves on the direct Countrywide transactions are presented in the following table:

Key Variables

Constant payment rate (CPR)	3-month average, 7-8% as of December 31, 2008
Constant default rate (CDR)	6-month average CDR of approximately 19-21% during months 1-9, declining to 1.0% at the end of month 15. From months 16 onward, a 1.0% CDR is assumed.
Draw rate	3-month average, 1-2% as of December 31, 2008
Excess spread	250 bps per annum
Repurchases of Ineligible loans by Countrywide	$49.3 million; or approximately 2.1% of original pool balance of $2.4 billion
Loss Severity	100%

In recent periods, CDR, CPR, Draw Rates and delinquency percentages have fluctuated within ranges that we believe make it appropriate to use rolling averages to project future performance. Accordingly, the Company is using modeling assumptions that are based upon or which approximate recent actual historical performance to project future performance and potential losses. During 2008, the Company extended the time frame during which it expects the CDR to remain elevated. The Company also revised its assumptions with respect to the overall shape of the default and loss curves.  Among other things, these changes assume that a higher proportion of projected defaults will occur over the near term.  This revision was based upon management’s judgment that a variety of factors including the deterioration of U.S. economic conditions could lead to a longer period in which default rates remain high. The Company continues to model sensitivities around the results booked using a variety of CDR rates and stress periods as well as other modeling approaches including roll rates and hybrid roll rate/CDR methods.

As a result of this modeling and analysis, the Company incurred loss and loss adjustment expenses of $68.0 million for its direct Countrywide transactions during 2008. The Company’s cumulative incurred loss and loss adjustment expenses on the direct Countrywide transactions as of December 31, 2008 were $68.0 million ($44.2 million after-tax). During 2008, the Company paid losses and loss adjustment expenses for its direct Countrywide transactions of $112.3 million, of which we expect to recover $44.3 million from the receipt of excess spread from future cash flows as well as funding of future draws.  This amount of $44.3 million is included in “salvage recoverable” on the balance sheet.  There were no incurred loss and loss adjustment expenses or salvage recoverable amounts on these transactions in 2007.

For the year ended December 31, 2008, the Company incurred loss and loss adjustment expenses of $82.7 million for its HELOC exposures, all related to the Company’s financial guaranty direct segment, including $68.0 million of incurred loss and loss adjustment expenses for the direct Countrywide transactions.

The ultimate performance of the Company’s HELOC transactions will depend on many factors, such as the level and timing of loan defaults, interest proceeds generated by the securitized loans, repayment speeds and changes in home prices, as well as the levels of credit support built into each transaction. Other factors also may have a material impact upon the ultimate performance of each transaction, including the ability of the seller and servicer to fulfill all of their contractual obligations including its obligation to fund future draws on lines of credit, as well as the amount of benefit received from repurchases of ineligible loans by Countrywide. The variables affecting transaction performance are interrelated, difficult to predict and subject to considerable volatility.  If actual results differ materially from any of our assumptions, the losses incurred could be materially different from our estimate. We continue to update our evaluation of these exposures as new information becomes available.

A summary of the Company’s exposure to these two deals and their actual performance statistics through December 31, 2008 are as follows:

($ in millions)	Countrywide 2005J	Countrywide 2007D
Original principal balance	$1,500	$900
Remaining principal balance	$520.3	$621.3
Cumulative losses (% of original principal balance)(1)	10.6%	14.3%
Total delinquencies (% of current balance)(2)	16.9%	13.9%
Average intital FICO score of borrowers(3)	709	712
Interest margin over prime(4)	2.0%	1.8%
Revolving period(5)	10	10
Repayment period(6)	15	15
Average draw rate(7)	1.6%	1.8%
Average constant payment rate(8)	7.2%	7.5%
Excess spread(9)	329 bps	324 bps

(1)   Cumulative collateral losses expressed as a percentage of the original deal balance.

(2)   Total delinquencies (loans >30 days past due) as a percentage of the current deal balance.

(3)   Fair Isaacs and Company score is a measurement designed to indicate the credit quality of a borrower.

(4)   Floating rate charged to borrowers above the prime rate.

(5)   Time period (usually 5-10 years) in which the borrower may draw funds from their HELOC.

(6)   Time period (usually 10-20years) in which the borrower must repay the funds withdrawn from the HELOC.

(7)   Represents the three-month average draw rate as of December 2008.

(8)   Represents the three-month average constant payment rate as of December 2008.

(9)   Excess spread during December 2008.

Another type of RMBS transaction is generally referred to as “Subprime RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to subprime borrowers. A “subprime borrower” is one considered to be a higher risk credit based on credit scores or other risk characteristics. As of December 31, 2008, we had net par outstanding of $5.2 billion related to Subprime RMBS securitizations, of which $368 million is classified by us as Below Investment Grade risk. Of the total U.S. Subprime RMBS exposure of $5.2 billion, $4.8 billion is from transactions issued in the period from 2005 through 2007 and written in our direct financial guaranty segment. As of December 31, 2008, we had portfolio reserves of $7.6 million and case reserves of $5.3 million related to our $5.2 billion U.S. Subprime RMBS exposure, of which $6.8 million were portfolio reserves related to our $4.8 billion exposure in the direct financial guaranty segment for transactions issued from 2005 through 2007.

The problems affecting the subprime mortgage market have been widely reported, with rising delinquencies, defaults and foreclosures negatively impacting the performance of Subprime RMBS transactions. Those concerns relate primarily to Subprime RMBS issued in the period from 2005 through 2007. The $4.8 billion exposure that we have to such transactions in our direct financial guaranty segment benefits from various structural protections, including credit enhancement that on average currently equals approximately 53.8% of the remaining principal balance of the transactions.

We also have exposure of $358.3 million to Closed-End Second (“CES”) RMBS transactions, all of which is in the direct segment. As with other types of RMBS, we have seen significant deterioration in the performance of our CES transactions. On two transactions, which had exposure of $157.2 million, during 2008 we have seen a significant increase in delinquencies and collateral losses, which resulted in erosion of the Company’s credit enhancement and the payment of claims totaling $13.8 million. Based on the Company’s analysis of these transaction and their projected collateral losses, the Company had case reserves of $32.0 million as of December 31, 2008.

Another type of RMBS transaction is generally referred to as “Alt-A RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to prime quality borrowers that lack certain ancillary characteristics that would make them prime. As of December 31, 2008, the Company had net par outstanding of $5.9 billion related to Alt-A RMBS securitizations. Of that amount, $5.8 billion is from transactions issued in the period from 2005 through 2007 and written in the Company’s financial guaranty direct segment. As of December 31, 2008, the Company had portfolio reserves of $5.3 million and no case reserves related to its $5.9 billion Alt-A RMBS exposure, in the financial guaranty direct segment.

The ultimate performance of the Company’s RMBS transactions remains highly uncertain and may be subject to considerable volatility due to the influence of many factors, including the level and timing of loan defaults, changes in housing prices and other variables. The Company will continue to monitor the performance of its RMBS exposures and will adjust the risk ratings of those transactions based on actual performance and management’s estimates of future performance.

The Company has exposure on two life insurance reserve securitization transactions based on two discrete blocks of individual life insurance business reinsured by Scottish Re (U.S.) Inc. (“Scottish Re”).  The two transactions relate to Ballantyne Re p.l.c. (“Ballantyne”) (gross exposure of $500 million) and Orkney Re II, p.l.c. (“Orkney II”) (gross exposure of $423 million).  Under both transactions, monies raised through the issuance of the insured notes support present and future U.S. statutory life insurance reserve requirements.  The monies were invested at inception of each transaction in accounts managed by a large, well-known investment manager.  However, those investment accounts have incurred substantial mark-to-market losses since mid-year 2007, principally as a result of their exposure to subprime and Alt-A RMBS transactions.  Largely as a result of these mark-to-market losses both we and the rating agencies have downgraded our exposure to both Ballantyne and Orkney II to below investment grade. As regards the Ballantyne transaction, the Company is working with the directing guarantor, who has insured exposure of $900 million, to remediate the risk. On the Orkney Re II transaction, the Company, as directing financial guarantor, is taking remedial action.

Some credit losses have been realized on the securities in the Ballantyne and Orkney Re II portfolios and significant additional credit losses are expected to occur. Performance of the underlying blocks of life insurance business thus far generally has been in accordance with expectations. The combination of cash flows from the investment accounts and the treaty settlements currently is sufficient to cover interest payments due on the notes that we insure. Adverse treaty performance and/or a rise in credit losses on the invested assets are expected to lead to interest shortfalls. Additionally, the transactions also contain features linked to the market values of the invested assets, reserve funding requirements on the underlying blocks of life insurance business, and minimum capital requirements for the transactions themselves that may trigger a shut off of interest payments to the insured notes and thereby result in claim payments by the Company.

Another key risk is that the occurrence of certain events may result in a situation where either Ballantyne and/or Orkney Re II are required to sell assets and potentially realize substantial investment losses and for Assured Guaranty Corp. to incur corresponding insured losses ahead of the scheduled final maturity date. For example, cedants to Scottish Re may have the right to recapture blocks of life insurance business which Scottish Re has ceded to Orkney Re II.  Such recaptures could require Orkney Re II to sell assets and realize investment losses. In the Ballantyne transaction, further declines in the market value of the invested assets and/or an increase in the reserve funding requirements could lead to a similar mandatory realization of investment losses and for Assured Guaranty Corp. to incur corresponding insured losses ahead of the scheduled final maturity date.

In order for the Company to incur an ultimate net loss on these transactions, adverse experience on the underlying block of life insurance policies and/or credit losses in the investment portfolio would need to exceed the level of credit enhancement built into the transaction structures.   Based on its analysis of the information currently available, including estimates of future investment performance, projected credit impairments on the invested assets and performance of the blocks of life insurance business, at December 31, 2008, the Company established a case reserve of $4.5 million for the Ballantyne transaction. The Company has not established a case loss reserve for the Orkney Re II transaction.

On December 19, 2008, the Company sued J.P. Morgan Investment Management Inc. (“JPMIM”), the investment manager in the Orkney II transaction, in New York Supreme Court alleging that JPMIM engaged in breaches of fiduciary duty, gross negligence and breaches of contract based upon its handling of the investments of Orkney Re II.  JPMIM requested and was given an extension of time to answer until the end of February.

The Company has exposure to a public finance transaction for sewer service in Jefferson County, Alabama through several reinsurance treaties.  The Company’s total exposure to this transaction is approximately $268 million as of December 31, 2008.  The Company has made debt service payments during the year and expects to make additional payments in the near term.  Through our cedants, the Company is currently in discussions with the bond issuer to structure a solution, which may result in some or all of these payments being recoverable.  A case reserve of $3.1 million has been established as of December 31, 2008.

12.       Income Taxes

Prior to the IPO in April 2004, the Company and AVIC have historically filed U.S. income tax returns in the consolidated U.S. tax return of its former shareholder.  For periods after April 2004, AGC and AVIC (prior to its merger in December 2006 into AGC) file a consolidated federal income tax return with its shareholder, Assured Guaranty US Holdings Inc. (“AGUS”) and its other subsidiaries, AG Financial Products Inc. (“AGFP”) and AFP Transferor Inc. (for the period ended May 18, 2005).   Each company, as a member of its respective consolidated tax return group, has paid its proportionate share of the consolidated federal tax burden for its group as if each company filed on a separate return basis with current period credit for net losses.

The following table provides the Company’s income tax (benefit) provision and effective tax rates:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Current tax expense	$6,787	$26,036	$16,094
Deferred tax (benefit) expense	43,228	(172,213)	4,810
(Benefit) provision for income taxes	$50,015	$(146,177)	$20,904
Effective tax rate	27.1%	38.4%	22.8%

The change in the effective tax rate from year to year is primarily due changes in the proportion of pre tax income earned in different tax jurisdictions at varying statutory rates.

Reconciliation from the tax provision calculated at the federal statutory rate of 35% in 2008, 2007 and 2006 to the total tax is as follows:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Expected tax provision at statutory rates in taxable jurisdictions	$64,634	$(133,361)	$32,065
Tax-exempt interest	(14,893)	(12,699)	(11,074)
Provision to filed adjustment	(2,114)	232	133
Change in FIN 48 liability	2,241	—	—
Other	147	(349)	(220)
Total provision for income taxes	$50,015	$(146,177)	$20,904

The deferred income tax asset (liability) reflects the tax effect of the following temporary differences:

	As of December 31,
	2008	2007
	(in thousands of U.S. dollars)
Deferred tax assets:
Unrealized losses on derivative financial instruments	$115,959	$168,781
Reserves for losses and loss adjustment expenses	12,651	11,939
Tax and loss bonds	23,857	18,857
Tax basis step-up	8,401	9,148
Unrealized depreciation on investments	3,947	—
Credit derivative assets/liabilities	16,045	7,996
Other	14,359	5,706
Total deferred income tax assets	195,219	222,427
Deferred tax liabilities:
Deferred acquisition costs	37,232	40,421
Unearned premium reserves	5,421	14,680
Contingency reserves	24,358	17,697
Unrealized appreciation on investments	—	14,096
Unrealized gains on committed capital securities	17,872	2,911
Total deferred income tax liabilities	84,883	89,805
Net deferred income tax asset (liability)	$110,336	$132,622

Taxation of Subsidiary

Assured Guaranty Corp. (“AGC”) and its U.K. subsidiary are subject to income taxes imposed by U.S. and U.K. authorities and file applicable tax returns.

The Internal Revenue Service (“IRS”) has completed audits of AGC’s federal tax returns for taxable years through 2001.  The IRS is currently reviewing tax years 2002 through the date of the IPO.  The Company is indemnified by ACE for any potential tax liability associated with the tax examination as it relates to years prior to the IPO. In addition, tax years 2005 and subsequent remain open.

Uncertain Tax Positions

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007.  As a result of the adoption of FIN 48, the Company recorded a liability for unrecognized tax benefits and reduced retained earnings by $2.5 million.  The total liability for unrecognized tax benefits as of January 1, 2007 was $2.5 million.  This entire amount, if recognized, would affect the effective tax rate.

The total liability for unrecognized tax benefits as of December 31, 2008 and 2007 was $4.7 million and $2.5 million, respectively, and are included in other liabilities on the balance sheet. During the year ended December 31, 2008 the net liability of $2.5 million as of December 31, 2007 increased by approximately $2.2 million due to a position management intends to take on the Company’s 2008 tax return.  The Company does not believe it is reasonably possible that this amount will change significantly in the next twelve months.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense.  As of the date of adoption, the Company has accrued $0.9 million in interest and penalties.

The following table provides a reconciliation of the beginning and ending balances of the total liability for unrecognized tax benefits recorded under FIN 48:

(in thousands of U.S. dollars)
Balance as of January 1, 2008	$2,490
Increase in unrecognized tax benefits as a result of position taken during the current period	2,241
Balance as of December 31, 2008	$4,731

Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated that, as of the IPO date, it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.  As of December 31, 2008 and December 31, 2007, the liability for tax basis step-up adjustment, which is included in the Company’s balance sheets in “Other liabilities,” was $9.1 million and $9.9 million, respectively. The Company has paid ACE and correspondingly reduced its liability by $0.7 million and $5.1 million in 2008 and 2007, respectively.

Tax Treatment of CDS

The Company treats the guaranty it provides on CDS as insurance contracts for tax purposes and as such a taxable loss does not occur until the Company expects to make a loss payment to the buyer of credit protection based upon the occurrence of one or more specified credit events with respect to the contractually referenced obligation or entity.   The Company holds its CDS to maturity, at which time any unrealized mark to market loss would revert to zero absent any credit related losses.  As of December 31, 2008, the Company did not anticipate any significant credit related losses on its credit default swaps and, therefore, no resultant tax deductions.

The tax treatment of CDS is an unsettled area of the law.  The uncertainty relates to the IRS’s determination of the income or potential loss associated with CDS as either subject to capital gain (loss) or ordinary income (loss) treatment.  In treating CDS as insurance contracts the Company treats both the receipt of premium and payment of losses as ordinary income and believes it is more likely than not that any CDS credit related losses will be treated as ordinary by the IRS.   To the extent the IRS takes the view that the losses are capital losses in the future and the Company incurred actual losses associated with the CDS the Company would need sufficient taxable income of the same character within the carryback and carryforward period available under the tax law.

As of December 31, 2008 and December 31, 2007 the deferred tax assets associated with CDS were $116.0 million and $168.8 million, respectively.  The Company came to the conclusion that it is more likely than not that its deferred tax asset related to CDS will be fully realized after weighing all positive and negative evidence available as required under FAS 109.  The evidence that was considered included the following:

Negative Evidence

•                Although the Company believes that income or losses for these credit default swaps are properly characterized for tax purposes as ordinary, the federal tax treatment is an unsettled area of tax law as described above.

•                Changes in the fair value of CDS have resulted in significant swings in the Company’s net income in recent periods.  Changes in the fair value of CDS in future periods could result in the U.S. consolidated tax group having a pre-tax loss under GAAP.  Although not recognized for tax, this loss could result in a cumulative three year pre-tax loss, which is considered significant negative evidence for the recoverability of a deferred tax asset under FAS 109.

•                For the three year period ended December 31, 2008 the US consolidated tax group had a pre-tax loss under GAAP of $165.1 million.

Positive Evidence

•                The mark to market loss on CDS is not considered a tax event, and therefore no taxable loss has occurred.

•                The Company is in a cumulative net gain position related to the taxable activity on CDS contracts.

•                The Company has no significant anticipated loss payments under its existing CDS contracts.

•                After analysis of the current tax law on CDS the Company believes it is more likely than not that the CDS will be treated as ordinary income or loss for tax purposes.

•                Assuming a hypothetical loss were triggered for the amount of deferred tax asset (“DTA”), there would be enough taxable income through carryback and future income to offset it as follows:

•                  The amortization of the tax-basis unearned premium reserve of $513.2 million as of December 31, 2008 as well as the collection of future installment premiums of contracts already written we believe will result in significant taxable income in the future.

•                  The Company has the ability to carryback losses two years which would offset over $53.5 million of losses as of December 31, 2008.

•                  Although the Company has a significant tax exempt portfolio, this can be converted to taxable securities as permitted as a tax planning strategy under FAS 109.

•                  The mark-to-market loss is reflective of market valuations and will change from quarter to quarter. It is not indicative of the Company’s ability to enter new business.  The Company writes and continues to write new business which will increase the amortization of unearned premium and investment portfolio resulting in expected taxable income in future periods.

After examining all of the available positive and negative evidence, the Company believes that no valuation allowance is necessary in connection with the deferred tax asset.  The Company will continue to analyze the need for a valuation allowance on a quarter to quarter basis.

13.       Analysis Of Premiums Written, Premiums Earned And Loss And Loss Adjustment Expenses

The Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis. In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts.  Direct, assumed, and ceded premium and loss and loss adjustment expense amounts for the years ended December 31, 2008, 2007 and 2006 were as follows (2007 and 2006 amounts have been reclassified as discussed in Note 2):

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Premiums Written
Direct	$482,337	$164,873	$124,864
Assumed	4,232	11,111	15,621
Ceded	(140,657)	(52,430)	(61,239)
Net	$345,912	$123,554	$79,246

Premiums Earned
Direct	$90,933	$52,521	$28,441
Assumed	32,446	33,465	44,120
Ceded	(31,381)	(27,269)	(15,780)
Net	$91,998	$58,717	$56,781

Loss and loss adjustment expenses (recoveries)
Direct	$199,031	$29,117	$2,514
Assumed	11,688	(32,145)	7,631
Ceded	(61,240)	(12,347)	(2,002)
Net	$149,479	$(15,375)	$8,143

Reinsurance recoverable on ceded losses and LAE as of December 31, 2008 and December 31, 2007 were $22.0 million and $20.5 million, respectively. Of these amounts, $3.0 million and $5.3 million, respectively, relate to reinsurance agreements with ACE and $19.0 million and $15.2 million, respectively, relate to reinsurance agreements with Assured Guaranty Re Ltd. (“AG Re”), a subsidiary of Assured Guaranty Ltd. and an affiliate of the Company.

Agreement with CIFG Assurance North America, Inc.

AGC entered into an agreement with CIFG Assurance North America, Inc. (“CIFG”) to assume a diversified portfolio of financial guaranty contracts totaling approximately $13.3 billion of net par outstanding. The Company closed the transaction in January 2009 and received $75.6 million, which included $85.7 million of upfront premiums net of ceding commissions, and approximately $12.2 million of future installments related to this transaction.

14.       Insurance Regulations

The Company is a Maryland domiciled insurance company. Under Maryland’s 1993 revised insurance law, the amount of surplus available for distribution as dividends is subject to certain statutory provisions, which generally prohibit the payment of dividends in any twelve-month period in an aggregate amount exceeding the lesser of 10% of surplus or net investment income (at the preceding December 31) without prior approval of the Maryland Commissioner of Insurance.  The amount available for distribution from the Company during 2009 with notice to, but without prior approval of, the Maryland Commissioner of Insurance under the Maryland insurance law is approximately $37.8 million. During the years ended December 31, 2008, 2007 and 2006, the Company declared and paid $16.5 million, $12.1 million and $13.8 million, respectively, in dividends to AGUS. Under Maryland insurance regulations, the Company is required at all times to maintain a minimum surplus of $750,000.

15.       Related Party Transactions

Capital Contribution

During 2008 Assured Guaranty US Holdings Inc. contributed capital of $100.0 million to the Company. See Note 1 for more information.

Expense Sharing Agreements

During the time the Company was a subsidiary of ACE, it was party to a number of service agreements with subsidiaries of ACE under which either the Company provided services to subsidiaries of ACE, or they provided services to the Company.   Since the IPO, many of these service agreements have been terminated.

During 2006 ACE provided certain general and administrative services to the Company. Those services primarily included information technology related services and tax consulting and preparation services. Expenses included in the Company’s consolidated financial statements related to these services were $0.2 million for the year ended December 31, 2006.  Effective January 1, 2007 all expense sharing agreements with ACE have been terminated.

Reinsurance Agreements

The Company cedes business to affiliated entities under certain reinsurance agreements.  The approximate amounts for non-derivative transactions deducted from the premiums, losses and commissions in 2008, 2007 and 2006 for reinsurance ceded to affiliates are reflected in the table below (2007 and 2006 amounts have been reclassified as discussed in Note 2).

(in thousands of U.S. dollars)	2008	2007	2006
Ceded Activity
Written premiums	$130,873	$39,698	$59,247
Earned premiums	27,031	23,559	11,311
Losses and LAE incurred	61,349	12,882	1,427
Commissions incurred	7,331	6,289	3,265
Unearned premium reserves	188,075	84,321	68,181
Unpaid losses and LAE	12,999	15,058	2,272
Unrealized (losses) gains on credit derivatives, excluding incurred losses on credit derivatives	(144,845)	(131,122)	2,777

The Company also writes business with affiliated entities under insurance and reinsurance agreements.  The approximate amounts for non-derivative transactions included in premiums, losses and commissions in 2008, 2007 and 2006 for business assumed from affiliates are reflected in the table below (2007 and 2006 amounts have been reclassified as discussed in Note 2).

(in thousands of U.S. dollars)	2008	2007	2006
Gross Activity
Written premiums	$233	$209	$6
Earned premiums	221	195	6
Losses and LAE incurred	—	—	—
Commissions incurred	—	—	—
Unearned premium reserves	869	857	843
Unpaid losses and LAE	—	—	—

16.       Commitments and Contingencies

Litigation

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

Real Estate Leases

The Company is party to various lease agreements. In June 2008, Assured Guaranty Corp. entered into a new five-year lease agreement for New York office space. Future minimum annual payments of $5.3 million for the first twelve month period and $5.7 million for subsequent twelve month periods commenced October 1, 2008 and are subject to escalation in building operating costs and real estate taxes. As of December 31, 2008, future minimum rental payments under the terms of these operating leases for office space are $6.4 million in 2009, $6.0 million in the years 2010, 2011 and 2012, $5.0 million for the years 2013, and $0.9 million thereafter. These payments are subject to escalations in building operating costs and real estate taxes. Rent expense for the years ended December 31, 2008, 2007 and 2006 was approximately $4.3 million, $2.0 million and $1.8 million, respectively.

Reinsurance

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

17.       Concentrations

The Company’s client base includes all of the major monoline primary financial guaranty insurance companies, many banks and several European insurance and reinsurance companies. No client represented more than 10% of the Company’s total non-CDS gross premiums written for the years ended December 31, 2008, 2007 and 2006.

18.       Credit Facilities

2006 Credit Facility

On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the “2006 credit facility”) with a syndicate of banks.  Under the 2006 credit facility, each of the Company, AG (UK), AG Re, AGRO and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The 2006 credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million.  Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the 2006 credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility, (iii) Assured Guaranty Overseas US Holdings Inc. guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility and (iv) Each of AG Re and AGRO guarantees the other as well as Assured Guaranty Ltd.

The 2006 credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to November 6, 2006 and (b) maintain a maximum debt-to-capital ratio of 30%.  In addition, the 2006 credit facility requires that the Company maintain qualified statutory capital of at least 75% of its statutory capital as of the fiscal quarter prior to November 6, 2006.  Furthermore, the 2006 credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  The 2006 credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of December 31, 2008 and 2007, Assured Guaranty was in compliance with all of those financial covenants.

As of December 31, 2008 and 2007, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The 2006 credit facility replaced a $300.0 million three-year credit facility. Letters of credit for totaling approximately $2.9 million remained outstanding as of December 31, 2008 discussed in Note 16. No letters of credit were outstanding as of December 31, 2007.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.  The put options were not exercised during 2008, 2007 or 2006.  Initially, all of committed capital securities of the custodial trusts (the “CCS Securities”) were issued to a special purpose pass-through trust (the “Pass-Through Trust”).   The Pass-Through Trust was dissolved in April 2008 and the committed capital securities were distributed to the holders of the Pass-Through Trust’s securities.  Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company’s financial statements.

Income distributions on the Pass-Through Trust Securities and CCS Securities were equal to an annualized rate of One-Month LIBOR plus 110 basis points for all periods ending on or prior to April 8, 2008. Following dissolution of the Pass-Through Trust, distributions on the CCS Securities are determined pursuant to an auction process. On April 7, 2008 this auction process failed, thereby increasing the annualized rate on the CCS Securities to One-Month LIBOR plus 250 basis points. Distributions on the AGC Preferred Stock will be determined pursuant to the same process.

For the years ended December 31, 2008, 2007 and 2006, the Company has incurred $5.7 million, $2.6 million and $2.5 million, respectively of put option premiums which are an on-going expense. The increase in 2008 compared with 2007 was due to the increase in annualized rates from One-Month LIBOR plus 110 basis points to One-Month LIBOR plus 250 basis points as a result of the failed auction process in April 2008.These expenses are presented in the Company’s consolidated statements of operations and comprehensive income under other expense.

The CCS securities had a fair value of $51.1 million (see Note 5) and $8.3 million as of December 31, 2008 and December 31, 2007, respectively, and a change in fair value during 2008 and 2007 of $42.7 million and $8.3 million, respectively. The change in fair value is recorded in the consolidated statements of operations and comprehensive income in other income. The change in fair value of CCS securities was $0 during 2006, as the fair value was $0 at December 31, 2006 or 2005.

19.       Employee Benefit Plans

Share-Based Compensation

Accounting for Share-Based Compensation

Effective January 1, 2006, the Company adopted FAS 123R, which replaces FAS 123 and supersedes APB 25. FAS 123R requires all share-based compensation transactions with employees, including grants of employee stock options, to be recognized as compensation expense over the requisite service period based on their relative fair values.

Prior to the adoption of FAS 123R, the Company followed the guidance of APB 25 and did not record share-based compensation expense related to employee stock options in the statement of operations, since for all grants the exercise price was equal to the market value of the common stock on the grant date.

The Company elected to use the modified prospective transition method for implementing FAS 123R. Under this transition method, compensation expense includes:  (a) compensation expense for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, and (b) compensation expense for all share-based payments granted on or after January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Because the Company elected to use the modified prospective transition method, results for prior periods have not been restated and new awards are valued and accounted for prospectively upon adoption.

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Effective January 1, 2006, upon adoption of FAS 123R, the Company began recording share-based compensation for the cost of stock options, restricted stock and the Company sponsored employee stock purchase plan. Also, the Company began recording the cost associated with the accelerated vesting of retirement-eligible employees.

Share-based compensation expense in 2008, 2007 and 2006 was $5.9 million ($3.8 million after tax), $8.0 million ($5.2 million after tax) and $5.9 million ($3.8 million after tax), respectively.  Included in 2008, 2007 and 2006 expense were $1.1 million ($0.7 million after tax), $2.1 million ($1.4 million after tax) and $1.0 million ($0.6 million after tax), respectively, related to accelerated vesting for stock award grants to retirement-eligible employees. FAS 123R requires these awards be expensed over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award, regardless of the employee’s intent of retirement. The amount of share-based compensation capitalized in 2008, 2007 and 2006 as DAC was $2.9 million, $2.4 million and $2.3 million, respectively.

The following table presents pre-DAC and pre-tax, share-based compensation cost by share-based type:

	Year Ended December 31,
(in thousands of U.S. dollars)	2008	2007	2006
Share-Based Employee Cost
Restricted Stock
Recurring amortization	$4,332	$5,705	$4,756
Accelerated amortization for retirement eligible employees	20	1,472	685
Subtotal	4,352	7,177	5,441
Restricted Stock Units
Recurring amortization	788	—	—
Accelerated amortization for retirement eligible employees	592	—	—
Subtotal	1,380	—	—
Stock Options
Recurring amortization	2,553	2,385	2,332
Accelerated amortization for retirement eligible employees	460	665	304
Subtotal	3,013	3,050	2,636
ESPP	95	122	99
Total Share-Based Employee Cost	$8,840	$10,349	$8,176

Assured Guaranty Ltd. 2004 Long-Term Incentive Plan

As of April 27, 2004, Assured Guaranty Ltd. adopted the Assured Guaranty Ltd. 2004 Long-Term Incentive Plan (the “Incentive Plan”). The Incentive Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights, and full value awards that are based on Assured Guaranty Ltd.’s common shares. The number of common shares that may be delivered under the Incentive Plan may not exceed 7,500,000. As of December 31, 2008, 1,041,161 common shares were available for grant under the Incentive Plan. The Incentive Plan is described more fully in Assured Guaranty Ltd.’s 2008 Annual Report on Form 10-K.

Stock Options

Nonqualified or incentive stock options may be granted to employees of the Company. Stock options are generally granted once a year with exercise prices equal to the closing price on the date of grant. To date, Assured Guaranty Ltd. has only issued nonqualified stock options.  All stock options granted to employees vest in equal annual installments over a three-year period and expire 10 years from the date of grant. None of Assured Guaranty Ltd.’s options have a performance or market condition.  Following is a summary of Assured Guaranty Ltd.’s options issued and outstanding for the years ended December 31, 2008, 2007 and 2006:

	Year of Expiration	Weighted Average Exercise Price	Options for Common Shares
Balance as of December 31, 2005		$18.05	2,457,302
Options granted	2016	$25.49	797,067
Options exercised		$17.96	(141,715)
Options forfeited		$20.73	(102,494)
Balance as of December 31, 2006		$19.92	3,010,160
Options granted	2017	$26.74	862,667
Options exercised		$19.10	(78,651)
Options forfeited		$23.96	(90,945)
Balance as of December 31, 2007		$21.44	3,703,231
Options granted	2018	$23.13	608,800
Options exercised		$18.01	(19,000)
Options forfeited		$24.41	(66,528)
Balance as of December 31, 2008		$21.65	4,226,503
Exercisable as of December 31, 2006		$18.00	1,272,211
Exercisable as of December 31, 2007		$18.85	2,186,761
Exercisable as of December 31, 2008		$20.10	2,872,199

As of December 31, 2008, the Company’s proportionate share of the aggregate intrinsic value and weighted-average remaining contractual term of options outstanding were $4 thousand and 7.0 years, respectively. As of December 31, 2008, the Company’s proportionate share of the aggregate intrinsic value and weighted-average remaining contractual term of options exercisable were $0 and 6.2 years, respectively.

The Company recorded $3.0 million ($2.0 million after tax) in share-based compensation related to stock options during the year ended December 31, 2008. As of December 31, 2008 the total unrecognized compensation expense related to outstanding nonvested stock options was $2.6 million, which will be adjusted in the future for the difference between estimated and actual forfeitures. The Company expects to recognize that expense over the weighted-average remaining service period of 1.3 years.

The weighted-average grant-date fair value of Assured Guaranty Ltd.’s options granted were $7.59, $6.83 and $6.71 for the years ended December 31, 2008, 2007 and 2006, respectively. The fair value of options issued is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2008, 2007 and 2006:

	2008	2007	2006
Dividend yield	0.8%	0.6%	0.5%
Expected volatility	35.10%	19.03%	20.43%
Risk free interest rate	2.8%	4.7%	4.6%
Expected life	5 years	5 years	5 years
Forfeiture rate	6.0%	6.0%	6.0%

These assumptions were based on the following:

•                The expected dividend yield is based on the current expected annual dividend and share price on the grant date,

•                Expected volatility is estimated at the date of grant based on the historical share price volatility, calculated on a daily basis,

•                The risk-free interest rate is the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term to the granted stock options,

•                The expected life is based on the average expected term of Assured Guaranty Ltd.’s guideline companies, which are defined as similar or peer entities, since the Company has insufficient expected life data,

•                The forfeiture rate is based on the rate used by Assured Guaranty Ltd.’s guideline companies, since the Company has insufficient forfeiture data. Estimated forfeitures will be reassessed at each grant vesting date and may change based on new facts and circumstances.

For options granted before January 1, 2006, the Company amortizes the fair value on an accelerated basis. For options granted on or after January 1, 2006, the Company amortizes the fair value on a straight-line basis. All options are amortized over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees.  For retirement-eligible employees, options are amortized over the period through the date the employee first becomes eligible to retire and is no longer required to provide service to earn part or all of the award. The Company may elect to use different assumptions under the Black-Scholes option valuation model in the future, which could materially affect the Company’s net income.

The total intrinsic value of Assured Guaranty Ltd.’s options exercised by the Company’s employees during the years ended December 31, 2008, 2007 and 2006 was $45 thousand, $0.5 million and $0.6 million, respectively. During the years ended December 31, 2008, 2007 and 2006, $0.3 million, $1.1 million and $0.5 million, respectively, was received from the exercise of stock options and $16 thousand, $0.2 million and $0.2 million, respectively, related tax benefit was recorded and included in the financing section in the statement of cash flows. In order to satisfy stock option exercises, Assured Guaranty Ltd. will either issue new shares or reissue shares held at AGUS due to the repurchase of 5,692,599 of the Assured Guaranty Ltd.’s common shares from ACE Bermuda.

Restricted Stock Awards

Under Assured Guaranty’s Incentive Plan 20,443, 487,437, and 460,083, restricted common shares were awarded during the years ended December 31, 2008, 2007 and 2006, respectively. These shares vest at various dates through 2012.

Assured Guaranty Ltd. has granted restricted stock awards to employees of the Company. Restricted stock awards generally vest in equal annual installments over a four-year period.   Restricted stock awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods, with the exception of retirement-eligible employees, discussed above. Prior to the adoption of FAS 123R, the Company presented restricted stock issuances on the balance sheet in unearned stock grant compensation as a separate component of shareholders’ equity. In accordance with the provisions of FAS 123R, on January 1, 2006, the Company reclassified the balance in unearned stock grant compensation. The following table summarizes Assured Guaranty Ltd.’s restricted stock award activity for the year ended December 31, 2008:

Nonvested Shares	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2007	1,163,674	$23.75
Granted	20,443	$24.40
Vested	(478,443)	$21.53
Forfeited	(19,349)	$25.40
Nonvested at December 31, 2008	686,325	$25.28

The Company recorded $4.4 million ($2.8 million after tax) in share-based compensation, related to restricted stock awards, during the year ended December 31, 2008.

As of December 31, 2008 the total unrecognized compensation cost related to outstanding nonvested restricted stock awards was $4.9 million, which the Company expects to recognize over the weighted-average remaining service period of 1.5 years. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $4.6 million, $3.3 million and $3.2 million, respectively.

Restricted Stock Units

Beginning February 2008, Assured Guaranty Ltd. granted restricted stock units to employees of the Company with the vesting terms similar to those of the restricted common shares. Restricted stock units are valued based on the closing price of the underlying shares at the date of grant. Under the Assured Guaranty Ltd.’s Incentive Plan 251,270 restricted stock units were awarded during the year ended December 31, 2008 to employees of Assured Guaranty Ltd. These restricted stock units have vesting terms similar to those of the restricted common shares and are delivered on the vesting date.

The following table summarizes restricted stock unit activity (excluding dividend equivalents) for the year ended December 31, 2008:

Nonvested Stock Units	Number of Stock Units	Weighted Average Grant-Date Fair Value
Nonvested at December 31, 2007(1)	129,319	$22.46
Granted(2)	275,493	$23.34
Delivered(1)	(16,543)	$21.76
Forfeited	(6,750)	$23.27
Nonvested at December 31, 2008	381,519	$23.11

(1)       Amounts relate to restricted stock units granted to non-employee directors of Assured Guaranty Ltd.

(2)       Includes 24,223 restricted stock units granted to non-employee directors of Assured Guaranty Ltd.

The Company recorded $1.4 million ($0.9 million after tax) in share-based compensation during the year ended December 31, 2008. The compensation for restricted stock units is expensed on a straight-line basis over the vesting period. As of December 31, 2008, the total unrecognized compensation cost related to outstanding nonvested restricted stock units was $2.3 million, which the Company expects to recognize over the weighted-average remaining service period of 2.0 years. The total fair value of restricted stock units delivered during the year ended December 31, 2008 was $0.

Employee Stock Purchase Plan

In January 2005, Assured Guaranty Ltd. established the Assured Guaranty Ltd. Employee Stock Purchase Plan (the “Stock Purchase Plan”) in accordance with Internal Revenue Code Section 423. The Stock Purchase Plan was approved by shareholders at the 2005 Annual General Meeting. Participation in the Stock Purchase Plan is available to all eligible employees. Maximum annual purchases by participants are limited to the number of whole shares that can be purchased by an amount equal to 10 percent of the participant’s compensation or, if less, shares having a value of $25,000. Participants may purchase shares at a purchase price equal to 85 percent of the lesser of the fair market value of Assured Guaranty Ltd.’s stock on the first day or the last day of the subscription period. Assured Guaranty Ltd. reserved for issuance and purchases under the Stock Purchase Plan 100,000 shares of its common stock. The Company’s employees purchased Assured Guaranty Ltd.’s shares for aggregate proceeds of $0.3 million, $0.5 million and $0.4 million during the years ended December 31, 2008, 2007 and 2006, respectively. The Company recorded $0.1 million ($0.1 million after tax) in share-based compensation under the Stock Purchase Plan during the year ended December 31, 2008.

Defined Contribution Plan

The Company maintains savings incentive plans, which are qualified under Section 401(a) of the Internal Revenue Code. The U.S. savings incentive plan is available to all full-time employees upon hire. Eligible participants may contribute a percentage of their salary subject to a maximum of $15,500 for 2008. Beginning January 1, 2006, the

Company amended the U.S. savings incentive plan. The Company matches employee contributions up to 6%, subject to IRS limitations. Any amounts over the IRS limits, are contributed to and matched by the Company into a nonqualified supplemental executive retirement plan. The Company also makes a core contribution of 6% to the qualified plan and the nonqualified supplemental executive retirement plan, regardless of whether the employee contributes to the plan. In addition, employees become fully vested after 1 year of service, as defined in the plan. Plan eligibility is immediate upon hire.

The Company contributed approximately $1.3 million in 2008, $1.3 million in 2007 and $1.6 million in 2006 in nondiscretionary contributions under these plans. Total discretionary expense amounted to approximately $2.6 million in 2008, $2.4 million in 2007 and $2.2 million in 2006.

Cash-Based Compensation

Performance Retention Plan

In February 2006, Assured Guaranty Ltd. established the Assured Guaranty Ltd. Performance Retention Plan which permits the grant of cash based awards to selected employees. The employees of the Company participate in this plan.  Awards granted to participants before 2008  vest after four years of continued employment (or if earlier, on employment termination, if the participant’s termination occurs as a result of death, disability, or retirement), and participants receive the designated award in a single lump sum when it vests, except that participants who vest as a result of retirement receive the bonus at the end of the four year period during which the award would have vested had the participant continued in employment.  The value of the award paid is greater than the originally-designated amount only if actual Assured Guaranty Ltd. performance, as measured by an increase in the Assured Guaranty Ltd.’s modified adjusted book value, improves during the four year performance period.  For those participants who vest prior to the end of the four year period as a result of their termination of employment resulting from retirement, death or disability, the value of the award paid is greater than the originally-designated amount only if actual Assured Guaranty Ltd. performance, as measured by an increase in the Assured Guaranty Ltd.’s modified adjusted book value, improves during the period ending on the last day of the calendar quarter prior to the date of the participant’s termination of employment.  Awards under the plan may be treated as nonqualified deferred compensation subject to the rules of Internal Revenue Code Section 409A, and the plan was revised to satisfy those rules for the first award granted under the Plan, which occurred in 2007.

The plan was again revised in 2008 to be a sub-plan under our Long-Term Incentive Plan (enabling awards under the plan to be performance-based compensation exempt from the $1 million limit on tax deductible compensation).  The revisions also give Assured Guaranty Ltd.’s Compensation Committee greater flexibility in establishing the terms of performance retention awards, including the ability to establish different performance periods and performance objectives.

Two types of awards were granted in 2008.  Under the first type, the award is divided into three installments, with 25% of the award allocated to a performance period that includes 2008 and 2009, 25% of the award allocated to a performance period that includes 2008 through 2010, and 50% of the award allocated to a performance period that includes 2008 through 2011.  Each installment of an award vests if the participant remains employed through the end of the performance period for that installment (or vests on the date of the participant’s death, disability, or retirement if that occurs during the performance period).  Payment for each performance period is made at the end of that performance period.  One half of each installment is increased or decreased in proportion to the increase or decrease of modified adjusted book value during the performance period, and one half of each installment is increased or decreased in proportion to the increase or decrease of operating return on equity during the performance period.  (However, if, during the performance period, a participant dies or becomes disabled while employed, the amount is based on performance through the quarter ending before death or disability and is paid after the occurrence of death or disability.)

Under the second type of award granted in 2008, the entire award is allocated to a performance period that includes 2008 through 2012.  The award vests if the participant remains employed through the end of the performance period (or vests on the date of the participant’s death, disability, or retirement if that occurs during the performance period).  Payment is made at the end of the performance period.  One half of the award is increased or decreased in proportion to the increase or decrease of modified adjusted book value during the performance period, and one half of the award is increased or decreased in proportion to the increase or decrease of operating return on equity during the performance period.  (However, if, during the performance period, a participant dies or becomes disabled while employed, the amount is based on performance through the quarter ending before death or disability and is paid after the occurrence of death or disability.)

Under both types of the 2008 awards, if a payment would otherwise be subject to the $1 million limit on tax deductible compensation, no payment will be made unless performance satisfies a minimum threshold.

Modified adjusted book value as of any date is determined by the Compensation Committee and equals:

•                  the book value of Assured Guaranty Ltd., derived by determining shareholders’ equity, plus the after-tax value of the financial guaranty and mortgage guaranty net unearned premium reserves, less deferred acquisition costs, plus

•                  the present value of estimated net future installment premiums, as reported in Assured Guaranty Ltd.’s quarterly Financial Supplement, excluding the effects of accumulated other comprehensive income, and the effects of unrealized gains and losses on derivative financial instruments in accordance with FAS 133.

Operating return on equity as of any date is determined by the Compensation Committee and equals:

•                  Assured Guaranty Ltd.’s operating income as a percentage of average shareholders’ equity, excluding

•                  accumulated other comprehensive income and after-tax unrealized gains (losses) on derivative financial instruments.

Operating income is net income (loss) excluding after-tax realized gains (losses) on investments and after-tax unrealized gains (losses) on derivative financial instruments.

In the event of a corporate transaction involving Assured Guaranty Ltd., including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares, the Compensation Committee may adjust the calculation of Assured Guaranty Ltd.’s modified adjusted book value and operating return on equity as the Compensation Committee deems necessary or desirable in order to preserve the benefits or potential benefits of Performance Retention Plan awards.

The Company recognized approximately $3.1 million ($2.0 million after tax) and $0.1 million ($0.1 million after tax) of expense for performance retention awards in 2008 and 2007, respectively. Included in 2008 amounts were $1.3 million, respectively, of accelerated expense related to retirement-eligible employees. The Company’s compensation expense for 2007 was in the form of performance retention awards and the awards that were made in 2007 vest over a four year period.

20.       Goodwill

Goodwill of $94.6 million arose from ACE’s acquisition of Capital Re Corporation, Assured’s corporate predecessor, as of December 31, 1999 and was being amortized over a period of twenty-five years. On January 1, 2002, the Company ceased amortizing goodwill as part of its adoption of FAS 142 and now evaluates it for impairment at least annually in accordance with FAS 142. No such impairment was recognized in the years ended December 31, 2008, 2007 and 2006.

The following table details goodwill by segment as of December 31, 2008 and 2007:

	As of December 31,
(in thousands of U.S. dollars)	2008	2007
Financial guaranty direct	$14,748	$14,748
Financial guaranty reinsurance	70,669	70,669
Other	—	—
Total	$85,417	$85,417

The Company conducted its most recent impairment test as of December 31, 2008.  Step 1 of a goodwill impairment test under FAS 142, is to compare the fair value of a reporting unit with its carrying amount, including goodwill.  The market value of common stock typically serves as an indicator of fair value to assess goodwill impairment of a publicly traded company.  Due to the recent and severe volatility experienced in the broader financial markets the market value of most entities as measured by quoted prices for their common stock has been severely negatively impacted during the second half of 2008.  The market value of Assured Guaranty Ltd.’s common stock in the fourth quarter of 2008 has been affected by these macro economic conditions as well and currently trades significantly below its carrying value.

The Company’s Step 1 goodwill impairment test is based on determining the fair value of its direct and reinsurance operations and then reconciling these fair values to Assured’s consolidated fair value.  The Company determined the current in-force values of our direct and reinsurance books of business on a discounted cash flow basis to assess goodwill for impairment.  The inputs to our discounted cash flow model for both the direct and reinsurance lines of business were unearned premium at carrying value, future installment premiums discounted at 15%, a future expense load equal to 25% of premiums, recorded loss reserves and taxes.  Management has determined that the discounted cash flows supported the Company’s goodwill balances for both the direct and reinsurance lines of business as of December 31, 2008.

The pending FSAH transaction may cause a triggering event that will cause management to reassess its goodwill amounts related to its reinsurance line of business.  If management determines in a future reporting period that goodwill is impaired, the Company would recognize a non-cash impairment charge in its statement of operations and comprehensive income in an amount up to $85.4 million, the current carrying value of goodwill.  This charge would not have any adverse effect on the Company’s debt agreements or our overall compliance with the covenants of our debt agreements.

21.       Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes trade credit reinsurance in which the Company is no longer active.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006, the Company implemented a new operating expense allocation methodology to more closely allocate expenses to the individual operating segments. This new methodology was based on a comprehensive study which was based on departmental time estimates and headcount.

Management uses underwriting gains and losses as the primary measure of each segment’s financial performance. Underwriting gain is calculated as net earned premiums plus realized gains and other settlements on credit derivatives, less the sum of loss and loss adjustment expenses (recoveries) including incurred losses on credit derivatives, profit commission expense, acquisition costs and other operating expenses that are directly related to the operations of the Company’s insurance businesses. This measure excludes certain revenue and expense items, such as net investment income, realized investment gains and losses, unrealized losses on credit derivatives, other income, and interest and other expenses, that are not directly related to the underwriting performance of the Company’s insurance operations, but are included in net income.

The following tables summarize the components of underwriting gain (loss) for each reporting segment:

	Year Ended December 31, 2008
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$482.2	$4.0	$0.2	$486.6
Net written premiums	342.1	3.7	—	345.9
Net earned premiums	64.5	27.4	—	92.0
Realized gain and other settlements on credit derivatives	87.8	0.1	—	87.9
Loss and loss adjustment expenses	135.5	14.0	—	149.5
Incurred losses on credit derivatives	24.9	—	—	24.9
Total loss and loss adjustment expenses	160.4	14.0	—	174.4
Profit commission expense	—	0.4	—	0.4
Acquisition costs	7.8	10.8	—	18.6
Other operating expenses	43.2	5.6	—	48.8
Underwriting loss	$(59.1)	$(3.3)	$—	$(62.4)

	Year Ended December 31, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$164.8	$10.8	$0.3	$176.0
Net written premiums	113.7	9.8	—	123.6
Net earned premiums	30.9	27.8	—	58.7
Realized gain and other settlements on credit derivatives	53.5	0.3	—	53.8
Loss and loss adjustment expenses (recoveries)	16.2	(31.6)	—	(15.4)
Incurred losses on credit derivatives	1.2	—	—	1.2
Total loss and loss adjustment expenses (recoveries)	17.4	(31.6)	—	(14.2)
Profit commission expense	—	0.1	—	0.1
Acquisition costs	4.0	10.4	—	14.4
Other operating expenses	42.0	4.6	—	46.7
Underwriting gain	$20.9	$44.5	$—	$65.4

	Year Ended December 31, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$124.8	$15.0	$0.7	$140.5
Net written premiums	65.1	14.1	—	79.2
Net earned premiums	17.4	39.4	—	56.8
Realized gain and other settlements on credit derivatives	42.7	—	—	42.7
Loss and loss adjustment expenses (recoveries)	1.1	7.0	—	8.1
Incurred gains on credit derivatives	(1.1)	—	—	(1.1)
Total loss and loss adjustment expenses (recoveries)	—	7.0	—	7.0
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	5.3	13.4	—	18.8
Other operating expenses	34.9	3.7	—	38.6
Underwriting gain	$19.9	$15.6	$—	$35.5

The following is a reconciliation of total underwriting (loss) gain to income (loss) before provision for income taxes for the years ended:

	December 31,
	2008	2007	2006
	(in millions of U.S. dollars)
Total underwriting (loss) gain	$(62.4)	$65.4	$35.5
Net investment income	73.2	63.2	55.3
Net realized investment losses	(14.7)	(0.5)	(1.2)
Unrealized gains (losses) on credit derivatives, excluding incurred losses on credit derivatives	150.9	(515.2)	4.1
Other income	43.4	8.8	0.4
Interest expense	—	(0.1)	—
Other expense	(5.7)	(2.6)	(2.5)
Income (loss) before provision for income taxes	$184.8	$(381.0)	$91.6

The following table provides the lines of businesses from which each of the Company’s three reporting segments derive their net earned premiums:

	Years Ended December 31,
	2008	2007	2006
	(in millions of U.S. dollars)
Financial guaranty direct:
Public finance	$24.6	$8.3	$3.9
Structured finance	39.9	22.6	13.5
Total	64.5	30.9	17.4

Financial guaranty reinsurance:
Public finance	24.1	23.2	27.5
Structured finance	3.4	4.6	11.9
Total	27.4	27.8	39.4

Other:
Trade credit reinsurance	—	—	—
Total net earned premiums	$92.0	$58.7	$56.8
Net credit derivative premiums received and receivable	$79.3	$49.6	$40.4
Total net earned premiums and credit derivative premiums received and receivable	$171.3	$108.4	$97.2

The following table summarizes the Company’s gross written premiums by geographic region.  Allocations have been made on the basis of location of risk.

	Years Ended December 31,
	2008		2007		2006
	(in millions of U.S. dollars)
North America	$472.4	97.1%	$108.6	61.7%	$69.9	49.8%
United Kingdom	10.0	2.1%	63.5	36.1%	66.5	47.3%
Europe	3.4	0.7%	3.5	2.0%	3.0	2.1%
Australia	0.6	0.1%	0.3	0.2%	1.0	0.7%
Other	0.2	—	0.1	—	0.1	0.1%
Total	$486.6	100.0%	$176.0	100.0%	$140.5	100.0%